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As filed with the Securities and Exchange Commission on August 29, 2003

Registration No. 333-105337

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

AMENDMENT NO. 1
TO
FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

COMPUTER ASSOCIATES INTERNATIONAL, INC.
(Exact Name of Registrant as Specified in Its Charter)

Delaware (State or other Jurisdiction of Incorporation or Organization)	13-2857434 (I.R.S. Employer Identification Number)

One Computer Associates Plaza
Islandia, New York 11749
(631) 342-5224
(Address, Including Zip Code, and Telephone Number, Including Area Code,
of Registrant's Principal Executive Offices)

Steven M. Woghin, Esq.
Senior Vice President and General Counsel
One Computer Associates Plaza
Islandia, New York 11749
(631) 342-5224
(Name, Address, Including Zip Code, and Telephone Number,
Including Area Code, of Agent For Service)

With copies to:

Bruce C. Bennett
Covington & Burling
1330 Avenue of the Americas
(212) 841-1000

Approximate date of commencement of proposed sale to the public:

        From time to time after the effective date of this Registration Statement as determined by market conditions.

        If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

        If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box. ☐

        If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

SUBJECT TO COMPLETION, DATED AUGUST 29, 2003
PROSPECTUS
$460,000,000
COMPUTER ASSOCIATES INTERNATIONAL, INC.

1 5/8% Convertible Senior Notes due December 15, 2009
and Shares of Common Stock Issuable Upon
Conversion of the Senior Notes

        This prospectus covers resales by selling security holders identified herein of our 1 5/8% convertible senior notes due December 15, 2009 and shares of our common stock into which the notes are convertible.

        Our 1 5/8% convertible senior notes have the following provisions:

Interest Payments:	December 15 and June 15 of each year
Conversion Rate:	49.9002 shares per $1,000 principal amount of notes (subject to adjustment), equal to a conversion price of $20.04 per share
Repurchase Option:	By noteholders upon a Fundamental Change as described in this prospectus

        The notes are senior, unsecured obligations that rank equally with our existing and future unsecured and unsubordinated indebtedness. See "Description of Notes—Ranking."

        Prior to this offering, the notes have been eligible for trading on the PORTAL Market of the Nasdaq Stock Market. Notes sold by means of this prospectus are not expected to remain eligible for trading on the PORTAL Market. We do not intend to list the notes for trading on any national securities exchange or on the Nasdaq Stock Market.

        Our common stock trades on The New York Stock Exchange under the symbol "CA." The last reported sales price on August 27, 2003 was $24.99 per share.

        See "Risk Factors" on page 5 of this prospectus to read about factors you should consider before purchasing the notes or our common stock.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is                        , 2003.

ABOUT THIS PROSPECTUS

        This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or SEC, using a "shelf" registration or continuous offering process. Under this shelf registration process, selling holders may from time to time sell the securities described in this prospectus in one or more offerings.

        This prospectus provides you with a general description of the securities that the selling holders may offer. A selling holder may be required to provide you with a prospectus supplement containing specific information about the selling holder and the terms of the securities being offered. That prospectus supplement may include additional risk factors or other special considerations applicable to those securities. A prospectus supplement may also add, update or change information in this prospectus. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the information in that prospectus supplement. You should read both this prospectus and any prospectus supplement together with the additional information described under the heading "Where You Can Find More Information About Us and this Offering."

        Unless we have indicated otherwise, "Computer Associates International, Inc.," "Computer Associates," "CA," "the Company," "we," "us" and "our" refer to Computer Associates International, Inc. and its subsidiaries, unless the context requires or this prospectus states otherwise. Unless we have indicated otherwise, references hereafter in this prospectus to "$" or "dollar" are to the lawful currency of the United States.

SUMMARY

        This summary highlights information contained elsewhere or incorporated by reference in this prospectus. This summary is not complete and does not contain all of the information that you should consider before investing in our securities. You should carefully read the entire prospectus, including the risk factors, the financial statements and the documents incorporated by reference.

The Company

        The Company is a leading eBusiness software company. The Company's solutions address a wide range of eBusiness Process Management, eBusiness Information Management and eBusiness Infrastructure Management in six focus areas: Enterprise Management, Storage, Security, Application Life Cycle Management, Data Management and Application Development, and Portal and Business Intelligence. The Company's portfolio of software products and its professional services organization dedicated to understanding the needs of its customers reflect a commitment to meeting the technology requirements of eBusinesses in every sector of the economy.

General

        Built upon a common services infrastructure, the Company's array of eBusiness Process Management, eBusiness Information Management and eBusiness Infrastructure Management solutions are available for use on a variety of mainframe and distributed systems. Because of its independence from hardware manufacturers, the Company provides customers with integrated solutions that are platform neutral.

        The Company's products can be used with all major hardware platforms, operating systems and application development environments. The operating environments include, among others, z/OS (mainframe) from IBM, Windows NT/2000/XP from Microsoft, UNIX, as provided by various hardware vendors such as Sun Microsystems, Hewlett-Packard, IBM and Compaq, and Linux from companies such as Red Hat, Caldera and SuSe.

        The Company maintains a philosophy of internally developing products, exemplified by its flagship product family Unicenter, which management believes is the industry's de facto standard for enterprise systems management software (as evidenced by the Company's position as market leader in IDC's Enterprise System Management Software Market Forecast and Analysis, 2000-2004), coupled with the acquisition of key technology, the integration of the two, and the establishment of strategic alliances with key business partners. The Company's service philosophy is similarly marked by a commitment to the development of an internal service staff, the acquisition of third-party service organizations, the integration of the two, and long-standing alliances with leading service providers.

Our Principal Executive Offices

        We are a corporation organized and existing under the laws of the State of Delaware. Our principal executive office is located at One Computer Associates Plaza, Islandia, New York 11749, and our telephone number is (631) 342-5224.

The Notes

Interest	We will pay interest on the principal amount of the notes on December 15 and June 15 of each year, commencing on June 15, 2003.
Conversion	You may convert all or some of the notes at any time prior to the close of business on the business day immediately preceding December 15, 2009 at an initial conversion price of $20.04 per share. The initial conversion price is equivalent to a conversion rate of 49.9002 shares per $1,000 principal amount of notes. Upon a conversion, we may choose to deliver, in lieu of shares of our common stock, cash or a combination of cash and shares of our common stock. The conversion price is subject to adjustment. Upon conversion, you will not receive any cash representing accrued interest. For more information, see "Description of the Notes—Conversion of Notes." Conversion in full of the notes will not materially dilute existing shareholders. See "Description of the Notes—Potential Dilution Upon Conversion of the Notes."
Ranking	The notes are senior unsecured indebtedness and rank equally with all of our existing and future senior unsecured indebtedness. The notes are effectively subordinated to all of our existing and future secured indebtedness to the extent of the assets securing that indebtedness and to any indebtedness of our subsidiaries to the extent of the assets of those subsidiaries. As of June 30, 2003, we had approximately $2.3 billion of total consolidated indebtedness, including $460 million outstanding under the notes and approximately $1.84 billion of other senior indebtedness. As of June 30, 2003, the aggregate principal amount of our secured indebtedness was approximately $6.4 million. For more information, see "Description of the Notes—Ranking."
Global Notes; Book Entry System	We issued the notes in registered form without interest coupons and in minimum denominations of $1,000. We have deposited global notes with, or on behalf of, The Depository Trust Company, which we refer to as DTC. DTC and its participants maintain records that show beneficial ownership in the notes, and those interests can be transferred only through those records. See "Description of Notes—Book-Entry System."
Repurchase of Notes at Your Option Upon a Fundamental Change
If we undergo a Fundamental Change, as described in this prospectus, you will have the option to require us to repurchase for cash all or any portion of your notes. We will pay a repurchase price equal to 100% of the principal amount of the notes to be repurchased plus accrued and unpaid interest to, but excluding, the repurchase date. For more information, see "Description of the Notes—Repurchase at Option of the Holder Upon a Fundamental Change."
Governing Law	The laws of the State of New York govern the indenture and the notes.

RISK FACTORS

        Investing in the notes involves risk. Please refer to the risk factors below and those described in our Annual Report on Form 10-K for the year ended March 31, 2003 and in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2003 which are incorporated by reference into this prospectus. Any of those risk factors, or others, many of which are beyond our control, could adversely affect our revenue, profitability and/or cash flow in the future. In such case, our ability to make payments on the notes could be impaired, the trading price of the notes and our common stock could decline, and you could lose all or part of your investment. This prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below, elsewhere in this prospectus and in the documents incorporated by reference in this prospectus. Our business, results of operations and financial condition are subject to a number of risk factors, including the following:

Risks Relating to Computer Associates

        Please see the risk factors described in our Annual Report on Form 10-K for the year ended March 31, 2003 and in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2003 for a description of the risks relating to Computer Associates.

Risks Related to the Notes

  We expect that the trading value of the notes will be significantly affected by the price of our common stock and other factors.

        The market price of the notes is expected to be significantly affected by the market price of our common stock. This may result in greater volatility in the trading value of the notes than would be expected for nonconvertible debt securities we issue.

  Changes in our credit rating or the capital markets could adversely affect the price of the notes.

        The selling price or any premium offered for the notes will be based on a number of factors, including:

  •
  our ratings with major credit rating agencies;

  •
  the prevailing interest rates being paid by other companies similar to us for similar securities; and

  •
  the overall condition of the financial markets.

        The condition of the capital markets and prevailing interest rates have fluctuated in the past and are likely to fluctuate in the future. Fluctuations in these factors could have an adverse effect on the price of the notes.

  We may not have the ability to raise the funds necessary to finance the Fundamental Change purchase.

        Upon the occurrence of a Fundamental Change involving our company, holders of the notes may require us to purchase their notes. However, it is possible that we would not have sufficient funds at that time to make the required purchase of the notes. Any future credit agreements or other agreements relating to other indebtedness to which we become a party may contain restrictions and provisions prohibiting us from repurchasing any notes. In addition, certain important corporate events, such as leveraged recapitalizations that would increase the level of our indebtedness, may not constitute a Fundamental Change under the indenture. See "Description of the Notes—Repurchase at Option of the Holder Upon a Fundamental Change."

  Our stock price may continue to be volatile.

        Our stock price is subject to significant fluctuations in response to, among other things, variations in quarterly operating results, the gain or loss of significant contracts, changes in earnings estimates by analysts or in rating outlooks by ratings agencies, announcements of technological innovations or new products by us or our competitors, changes in domestic and international economic and business conditions, general conditions in the software and computer industries and other events or factors. Moreover, the stock market in general has experienced extreme price and volume fluctuations that have affected the market price of many companies in industries similar or related to ours and that have been unrelated to the operating performance of these companies. These market fluctuations in the past have adversely affected and may continue to adversely affect the market price of our common stock.

  Hedging transaction and other transactions may affect the value of the notes.

        Concurrently with the closing of the issue and sale of the notes, we entered into call spread repurchase options with Bank of America, NA and Citibank N.A. to hedge the market risks associated with our obligations under the notes. For a summary of these arrangements, see "Description of the Notes—Call Spread Repurchase Options." In connection with these hedging arrangements, Bank of America, NA and Citibank N.A. have taken positions in our common stock in secondary market transactions and have entered into various derivative transactions after the pricing of the notes. Such hedging arrangements could increase the market price of our common stock. Bank of America, NA and Citibank N.A. are likely to modify their hedge positions from time to time prior to conversion or maturity of the notes by purchasing and selling shares of our common stock, other securities of the Company or other instruments they may wish to use in connection with such hedging. We cannot assure you that such activity will not affect the market price of our common stock.

        Bank of America, NA and Citibank N.A. are affiliates of Banc of America Securities LLC and Salomon Smith Barney Inc., respectively, both of which acted as initial purchasers in the initial offer and sale of the notes.

        Furthermore, as in the past, we intend to continue our practice of acquiring our common stock to satisfy our obligations under various employee benefit plans and for other corporate purposes. Therefore, we expect to acquire shares of our common stock and enter into other transactions related to our common stock during the term of the notes. Depending on, among other things, future market conditions, the aggregate amount and the composition of such positions, the aggregate amount of any such acquisitions are likely to vary over time.

        The effect, if any, of any of these transactions and activities on the market price of our common stock or the notes will depend in part upon market conditions and cannot be ascertained at this time, but any of these activities could materially and adversely affect the value of our common stock and the value of the notes.

WHERE YOU CAN FIND MORE INFORMATION ABOUT US AND THIS OFFERING

        We have filed with the SEC a registration statement on Form S-3 under the Securities Act, to register the notes and common stock offered by this prospectus. This prospectus does not contain all of the information included in the registration statement and the exhibits and the schedules to the registration statement. We strongly encourage you to read carefully the registration statement and the exhibits and the schedules to the registration statement.

        Any statement made in this prospectus concerning the contents of any contract, agreement or other document is only a summary of the actual contract, agreement or other document. If we have filed any contract, agreement or other document as an exhibit to the registration statement, you should read the exhibit for a more complete understanding of the document or matter involved. Each statement regarding a contract, agreement or other document is qualified in its entirety by reference to the actual document.

        We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may obtain any document we file with the SEC at the SEC's public reference room in Washington, D.C. You may obtain information on the operation of the SEC's public reference facilities by calling the SEC at 1-800-SEC-0330. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC at its principal office at 450 Fifth Street, N.W., Washington, D.C. 20549-1004, or at its regional office at 233 Broadway, New York, NY 10279. Our SEC filings are also accessible through the Internet at the SEC's website at http://www.sec.gov. This website is not a part of this prospectus.

        The SEC permits us to "incorporate by reference" into this prospectus the information contained in documents that we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus. Information in this prospectus supersedes information incorporated by reference that we filed with the SEC prior to the date of this prospectus, while information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act until the offering is completed:

  (1)
  our Annual Report on Form 10-K for the year ended March 31, 2003;

  (2)
  our Quarterly Report on Form 10-Q for the quarter ended June 30, 2003;

  (3)
  our Current Reports on Form 8-K filed August 13, 2003 and August 25, 2003;

  (4)
  our Form 8-A filed February 17, 1982, which in turn incorporates by reference the description of Computer Associates Common Stock, par value $.10 per share, in Computer Associates' registration statement on Form S-1 (Registration No. 2-74618) filed under the Securities Act; and

  (5)
  our Current Report on Form 8-K filed June 18, 1991 and the portion of our Annual Report on Form 10-K for the fiscal year ended March 31, 1995 amending the rights agreement incorporated by reference in that Form 8-K, which includes a description of our preferred stock purchase rights associated with our common stock.

        You may request a copy of these filings, at no cost to you, by writing or telephoning us at: One Computer Associates Plaza, Islandia, New York 11749, Attention: Investor Relations; telephone: (631) 342-5224. If you request a copy of any or all of the documents incorporated by reference, we will send you the copies you request. However, we will not send exhibits to the documents, unless the exhibits are specifically incorporated by reference in the documents.

        YOU SHOULD RELY ONLY ON THE INFORMATION PROVIDED IN THIS PROSPECTUS OR INCORPORATED BY REFERENCE INTO THIS PROSPECTUS AND ANY PROSPECTUS SUPPLEMENT. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. WE ARE NOT MAKING AN OFFER OR SOLICITING A PURCHASE OF THESE SECURITIES IN ANY JURISDICTION IN WHICH THE OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING THE OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE THE OFFER OR SOLICITATION. YOU SHOULD NOT ASSUME THAT THE INFORMATION IN THIS PROSPECTUS OR THE PROSPECTUS SUPPLEMENT IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THE DOCUMENT.

FORWARD-LOOKING STATEMENTS

        This prospectus contains or incorporates by reference certain forward-looking statements and information relating us that are based on our beliefs and assumptions as well as information currently available to management. When used or incorporated by reference in this document, the words "anticipate," "believe," "estimate," "expect" and similar expressions are intended to identify forward-looking statements. These statements are included or incorporated by reference in this prospectus, including in the sections entitled "Summary," "The Company," and "Business". Such statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions, some of which are included or incorporated by reference in this prospectus under "Risk Factors." Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described as anticipated, believed, estimated, or expected. We do not intend to update these forward-looking statements after the registration statement of which this prospectus forms a part becomes effective.

USE OF PROCEEDS

        The selling holders will receive all of the net proceeds of the resale of the notes and our common stock issuable upon conversion of the notes. We will not receive any of the proceeds from the resale of any of these securities.

RATIO OF EARNINGS TO FIXED CHARGES

        The following table sets forth the ratios of earnings to fixed charges of the Company for the periods indicated.

	Fiscal Year Ended March 31,
						Three Months Ended June 30, 2003
	1999	2000	2001	2002	2003
	$ million
Ratio of earnings to fixed charges	6.08x	4.79x	n/a	n/a	n/a	1.28x
Deficiency of Earnings to Fixed Charges	n/a	n/a	663	1,381	360	n/a

        For purposes of this computation, earnings are defined as pre-tax earnings or loss from continuing operations of the Company plus fixed charges. Fixed charges are the sum of (i) interest expensed (ii) amortization of deferred financing costs and debt discounts and (iii) the portion of operating lease rental expense that is representative of the interest factor (deemed to be one-third). The ratio of earnings to fixed charges of the Company was less than 1.00x for the years ended March 31, 2001, 2002 and 2003; thus, earnings available for fixed charges were inadequate to cover fixed charges for such periods. The ratio of earnings to fixed charges was 1.28x for the three months ended June 30, 2003 and thus earnings available for fixed charges were adequate to cover fixed charges for the period. The deficiency in earnings to fixed charges for the years ended March 31, 2001, 2002 and 2003 was $663 million, $1,381 million and $360 million, respectively. Earnings were impacted for the year ended March 31, 2001, 2002, 2003 and the three months ended June 30, 2003 by a change to our new business model in October 2000 which resulted in deferred revenues (on subscription-based fee contracts) of $1,875 million as at March 31, 2001, $3,226 million as at March 31, 2002, $3,774 million as at March 31, 2003 and $3,799 million as at June 30, 2003.

        While the new business model causes the Company to change the way it recognizes revenue, it does not necessarily change the Company's overall expected cash generated from operations, since customers are expected to continue to pay fees over the contract period. In addition, costs continue to be recorded in the same fashion as under the Company's old business model. The ratio of earnings to fixed charges should be read in conjunction with the financial statements and other financial data included or incorporated by reference in this offering circular.

SELLING HOLDERS

        We originally issued the notes to Banc of America Securities LLC, J.P. Morgan Securities Inc., Salomon Smith Barney Inc., ABN AMRO Incorporated, McDonald Investments Inc. and Tokyo-Mitsubishi International plc as initial purchasers in a transaction exempt from the registration requirements of the Securities Act. The initial purchasers resold the notes in transactions exempt from the registration requirements of the Securities Act to persons reasonably believed by them to be qualified institutional buyers as defined in Rule 144A under the Securities Act and outside the United States in reliance on Regulation S.

        The selling holders identified below, including their transferees, pledgees, donees or other successors (so long as any such transferee, pledgee, donee, or other successor is not affiliated with us), may from time to time offer and sell pursuant to this prospectus any or all of the notes and the common stock issuable upon conversion of the notes. Any selling holder may also elect not to sell any notes or common stock issuable upon conversion of the notes held by it. Only those notes and shares of common stock issuable upon conversion of the notes listed below or in any supplement hereto may be offered for resale by the selling holders pursuant to this prospectus.

        The following table sets forth recent information with respect to the selling holders of the notes and the respective number of notes beneficially owned by each selling holder that may be offered for each selling holder's account pursuant to this prospectus. We prepared this table based on information supplied to us by or on behalf of the selling holders. The selling holders may offer and sell all, some or none of the notes and the common stock issuable upon conversion of the notes listed below by using this prospectus. Because the selling holders may offer all or only some portion of the notes or the common stock listed in the table, no estimate can be given as to the amount of those securities that will be held by the selling holders upon termination of any sales. In addition, the selling holders identified in the table below may have sold, transferred or disposed of all or a portion of their notes or shares of common stock issuable upon conversion of the notes since the date on which they provided the information regarding their ownership of those securities included in this prospectus.

Selling Holder	Aggregate Principal Amount of Notes Beneficially Owned and Offered	Shares of Common Stock Beneficially Owned	Shares of Common Stock Offered	Shares of Common Stock Beneficially Owned After Completion of the Offering
1976 Distribution Trust FBO A.R. Lauder/ Zinterhofer(1)	9,000	449	449	0
2000 Revocable Trust FBO A.R. Lauder/ Zinterhofer(1)	8,000	399	399	0
AIG DKR Soundshore Oasis Holding Fund Ltd(41)	7,500,000	374,251	374,251	0
AIG DKR Soundshore Strategic Holding Fund Ltd(41)	7,500,000	374,251	374,251	0
Advent Convertible Master Cayman L.P.(1)	8,830,000	440,618	440,618	0
Akela Capital Master Fund, Ltd.(2)	11,000,000	548,902	548,902	0
Allentown City Firefighters Pension Plan(1)	29,000	1,447	1,447	0
Allentown City Officers & Employees Pension Fund(1)	19,000	948	948	0
Allentown City Police Pension Plan(1)	37,000	1,846	1,846	0
Allstate Life Insurance Company(3)	800,000	39,920	39,920	0
Alpha US Sub Fund 4, LLC(1)	618,000	30,838	30,838	0
American Fidelity Assurance Company(4)	760,000	37,924	37,924	0
Amerisure Mutual Insurance Company(5)	140,000	6,986	6,986	0
Arapahoe County Colorado(1)	67,000	3,343	3,343	0
Arbitex Master Fund, L.P.(6)	28,300,000	2,435,181	1,412,175	1,023,006
Arlington County Employees Retirement System(1)	741,000	36,976	36,976	0
Arkansas Teacher Retirement(5)	2,800,000	139,720	139,720	0
Associated Electric & Gas Insurance Services Limited(4)	800,000	39,920	39,920	0
Aventis Pension Master Trust(4)	350,000	17,465	17,465	0
Banc of America Securities LLC(7)	321,000	59,402	16,017	43,385

Bank Austria Cayman Islands, LTD(8)	2,796,000	299,749	139,520	160,229
Baptist Health of South Florida(5)	414,000	20,658	20,658	0
Barclays Global Investors Ltd.(9)	1,000,000	49,900	49,900	0
Blue Cross Blue Shield of Delaware, Inc(4)	220,000	10,978	10,978	0
Boilermaker—Blacksmith Pension Trust(4)	1,900,000	94,810	94,810	0
BP Amoco PLC Master Trust(10)	130,000	68,360	6,487	61,873
British Virgin Islands Social Security Board(1)	98,000	4,890	4,890	0
CALAMOS Convertible Growth and Income Fund—CALAMOS Investment Trust(4)	17,400,000	868,263	868,263	0
CALAMOS Convertible Portfolio—CALAMOS Advisors Trust(4)	300,000	20,721	14,970	5,751
CALAMOS Market Neutral Fund—CALAMOS Investment Trust(4)	15,325,000	764,720	764,720	0
The California Wellness Foundation(4)	540,000	26,946	26,946	0
CareFirst BlueChoice, Inc.(4)	135,000	6,736	6,736	0
CareFirst of Maryland, Inc.(4)	450,000	22,455	22,455	0
Cater Allen International Ltd.(11)	15,000,000	748,503	748,503	0
CEMEX Pension Plan(4)	170,000	8,483	8,483	0
CGNU Life Fund(12)	400,000	19,960	19,960	0
Citigroup Global Markets(13)	2,169,000	108,233	108,233	0
City and County of San Francisco Retirement System(1)	1,630,000	81,337	81,337	0
City of Albany Pension Plan(4)	190,000	9,481	9,481	0
City of Birmingham Retirement & Relief System(4)	1,800,000	89,820	89,820	0
City of Knoxville Pension System(4)	415,000	20,708	20,708	0
City of New Orleans(1)	227,000	11,327	11,327	0
City University of New York(1)	167,000	8,333	8,333	0
The Cockrell Foundation(4)	150,000	7,485	7,485	0
Commercial Union Life Fund(12)	500,000	24,950	24,950	0
Consulting Group Capital Markets Funds(4)	1,375,000	68,612	68,612	0
De Am Convertible Arbitrage FD Ltd(14)	5,750,000	299,401	299,401	0
Delaware Public Employees Retirement System(1)	1,714,000	85,528	85,528	0
Delta Airlines Master Trust(4)	2,000,000	99,800	99,800	0
Delta Pilots Disability and Survivorship Trust(4)	460,000	40,414	22,954	17,460
Dorinco Reinsurance Company(4)	1,050,000	52,395	52,395	0
The Dow Chemical Company Employees' Retirement Plan(4)	3,700,000	184,630	184,630	0
Drury University(4)	20,000	2,435	998	1,437
Duckbill & Co.(9)	1,000,000	49,900	49,900	0
Engineers Joint Pension Fund(5)	270,000	13,473	13,473	0
Family Service Life Insurance Co.(15)	200,000	9,980	9,980	0
The Fondren Foundation(4)	220,000	14,059	10,978	3,081
FreeState Health Plan, Inc.(4)	55,000	4,491	4,491	0
GLG Market Neutral Fund(16)	15,470,000	771,956	771,956	0
Genessee County Employees' Retirement System(4)	750,000	37,425	37,425	0
Geode U.S. Convertible Arbitrage Fund, a series of Geode Investors, LLC(17)	3,000,000	149,700	149,700	0
Georgia Municipal(1)	732,000	36,526	36,526	0
Government of Singapore Investment Corporation Pte Ltd(18)	4,450,000	730,458	222,055	508,403
The Grable Foundation(1)	99,000	4,940	4,940	0
Grace Convertible Arbitrage Fund, Ltd.(19)	2,500,000	124,750	124,750	0
Grady Hospital Foundation(1)	147,000	7,335	7,335	0
Greek Catholic Union of the USA(4)	75,000	3,742	3,742	0
Group Hospitalization and Medical Services, Inc.(4)	450,000	22,455	22,455	0
Greenwich International Limited(20)	35,000,000	1,746,507	1,746,507	0

Guardian Life Insurance Co.(21)	6,300,000	314,371	314,371	0
Guardian Pension Trust(22)	700,000	34,930	34,930	0
Guggenheim Portfolio Co. XV, LLC(8)	683,000	65,099	34,081	31,018
HealthNow New York, Inc.(4)	250,000	12,475	12,475	0
HFR Convertible Arbitrage Account(1)	646,000	32,235	32,235	0
H.K. Porter Company, Inc.(4)	20,000	2,230	998	1,232
Hotel Union & Hotel Industry of Hawaii Pension Plan(4)	55,000	29,736	2,744	26,992
HSBC Trustee(23)	100,000	4,990	4,990	0
Independence Blue Cross(1)	418,000	20,858	20,858	0
Innovest Finanzdienstle(5)	350,000	17,465	17,465	0
Jackson County Employees' Retirement System(4)	300,000	14,970	14,970	0
JMG Capital Partners(24)	4,600,000	393,878	229,540	164,338
JMG Triton Offshore Fund, Ltd(24)	8,600,000	593,479	429,141	164,338
J.P. Morgan Securities Inc.(25)	11,680,000	582,834	582,834	0
KBC Financial Products USA Inc.(26)	1,832,000	91,417	91,417	0
Kettering Medical Center Funded Depreciation Account(4)	105,000	5,239	5,239	0
Knoxville Utilities Board Retirement System(4)	200,000	9,980	9,980	0
Lehman Brothers, Inc	21,713,000	1,083,483	1,083,483	0
Louisiana Workers' Compensation Corporation(4)	470,000	23,453	23,453	0
Lyxor(1)	1,531,000	76,397	76,397	0
Lyxor Master Fund(6)	5,700,000	596,673	284,431	312,242
Lyxor Master Fund, c/o Zola Capital Management(27)	400,000	19,960	19,960	0
Macomb County Employees' Retirement System(4)	400,000	19,960	19,960	0
Merrill Lynch Insurance Group(1)	336,000	16,766	16,766	0
Municipal Employees(1)	266,000	13,273	13,273	0
New Orleans Firefighters Pension/ Relief Fund(1)	151,000	7,534	7,534	0
Nicholas Applegate Capital Management Investment Grade Convertible Mutual Fund(5)	5000	249	249	0
Nicholas Applegate Capital Management Convertible Mutual Fund(5)	555,000	27,694	27,694	0
Nomura Securities International, Inc.(28)	17,500,000	873,253	873,253	0
NORCAL Mutual Insurance Company(4)	500,000	24,950	24,950	0
Northwest Convertible Arbitrage Fund(29)	3,200,000	159,680	159,680	0
Norwich Union & Pensions(12)	700,000	34,930	34,930	0
Occidental Petroleum Corporation(1)	289,000	14,421	14,421	0
Ohio Bureau of Workers Compensation(1)	185,000	9,231	9,231	0
People's Benefit Life Insurance Company Teamsters(9)	9,000,000	449,101	449,101	0
Physicians' Reciprocal Insurers Account #7(4)	1,600,000	79,840	79,840	0
Policeman and Firemen Retirement System of the City of Detroit(1)	652,000	32,534	32,534	0
Port Authority of Allegheny County Retirement and Disability Allowance Plan for the Employees Represented by Local 85 of the Amalgamated Transit Union(4)	935,000	46,656	46,656	0
Prisma Foundation(4)	130,000	6,487	6,487	0
Pro-mutual(1)	830,000	41,417	41,417	0
Ramius Capital Group(8)	640,000	40,152	31,936	8,216
Ramius, LP(8)	171,000	12,763	8,532	4,231
Ramius Master Fund, LTD(8)	5,335,000	408,999	256,986	152,013
Ramius Partners II, LP(8)	213,000	14,736	10,628	4,108
RCG Baldwin, LP(8)	598,000	36,701	29,840	6,861
RCG Halifax Master Fund, LTD(8)	790,000	65,098	39,421	25,677
RCG Latitude Master Fund, LTD(8)	5,249,000	415,993	261,926	154,067
RCG Multi Strategy Master Fund, LTD(8)	427,000	21,307	21,307	0

San Diego City Retirement(5)	590,000	29,441	29,441	0
San Diego County Convertible Mutual Fund(5)	1,280,000	63,872	63,872	0
SCI Endowment Care Common Trust Fund—First Union(4)	46,000	2,295	2,295	0
SCI Endowment Care Common Trust Fund—National Fiduciary Services(4)	255,000	12,724	12,724	0
SCI Endowment Care Common Trust Fund—Suntrust(4)	140,000	6,986	6,986	0
SEI Private Trust Company(30)	820,000	885,812	40,918	844,894
Shell Pension Trust(1)	437,000	21,806	21,806	0
Southdown Pension Plan(4)	70,000	8,833	3,493	5,340
Southern Farm Bureau Life Insurance Company(4)	1,400,000	69,860	69,860	0
Sphinx Convertible Arb Fund SPC(10)	42,000	21,979	2,095	19,884
SPT(4)	2,350,000	117,265	117,265	0
St. Albans Partners Ltd.(9)	14,000,000	823,353	698,602	0
State of Florida Division of Treasury(31)	2,995,000	149,451	149,451	0
State of Maryland Retirement Agency(1)	3,542,000	176,746	176,746	0
Sterling Invest Co.(42)	500,000	24,950	24,950	0
Sunrise Partners Limited Partnership(32)	15,000,000	1,537,192	748,503	788,689
Tag Associates(1)	108,000	5,389	5,389	0
TCW Group, Inc(33)	11,185,000	558,133	558,133	0
Thrivent Financial for Lutherans(34)	1,750,000	216,978	87,325	129,653
Topanga XI(35)	11,000,000	548,902	548,902	0
Transamerica Life Insurance & Annuity Co.- Legacy Convertible(36)	13,500,000	673,652	673,652	0
Trustmark Insurance(1)	382,000	19,061	19,061	0
UBS O'Connor LLC f/b/o O'Connor Global Convertible Arbitrage Master LTD(37)	2,000,000	99,800	99,800	0
UBS Warburg LLC(38)	2,500,000	124,750	124,750	0
Union Carbide Retirement Account(4)	1,630,000	81,337	81,337	0
United Food and Commercial Workers Local 1262 and Employers Pension Fund(4)	820,000	40,918	40,918	0
Univar USA Inc. Retirement Plan(4)	420,000	20,958	20,958	0
Van Kampen Harbor Fund(39)	4,750,000	237,025	237,025	0
Viacom Inc. Pension Plan Master Trust(10)	4,000	2,458	199	2,259
Wachovia Bank National Association(40)	4,000,000	199,600	199,600	0
Wake Forest University(5)	390,000	19,461	19,461	0
Xavex Convertible Arbitrage #5(8)	598,000	42,165	29,840	12,325
Yield Strategies Fund I, L.P.(9)	5,000,000	249,501	249,501	0
Yield Strategies Fund II, L.P.(9)	5,000,000	249,501	249,501	0
Zurich Institutional Benchmarks Master Fund Ltd.(10)	269,000	147,851	13,423	134,428

1
Advent Capital Management, LLC exercises voting and investment control over any shares of Common Stock issuable upon conversion of the Notes owned by this selling holder. Paul Latronica is Chief Executive Officer of Advent Capital Management, LLC.

2
Anthony Bosco exercises voting and investment control over any shares of Common Stock issuable upon conversion of the Notes owned by this selling holder.

3
Allstate Life Insurance Company is a wholly owned subsidiary of The Allstate Corporation.

4
Calamos Asset Management exercises voting and investment control over any shares of Common Stock issuable upon conversion of the Notes owned by this selling holder. Nick Calamos is the Senior Executive Vice-President, Head of Investments, and Chief Executive Officer of Calamos Asset Management, Inc.

5
Karen Bassler exercises voting and investment control over any shares of Common Stock issuable upon conversion of the Notes owned by this selling holder.

6
Clark K. Hunt, Jonathan P. Bren and Kenneth Tananbaum exercise voting and investment control over any shares of Common Stock issuable upon conversion of the Notes owned by this selling holder.

7
Banc of America Securities LLC is a wholly owned subsidiary of the Banc of America Corporation.

8
Alex Adair exercises voting and investment control over any shares of Common Stock issuable upon conversion of the Notes owned by this selling holder.

9
Camden Asset Management exercises voting and investment control over any shares of Common Stock issuable upon conversion of the Notes owned by this selling holder. John Wagner is Managing Partner of Camden Asset Management.

10
SSI Investment Management exercises voting and investment control over any shares of Common Stock issuable upon conversion of the Notes owned by this selling holder. Amy Jo Gottfurcht, John Gottfurcht and George Douglas are shareholders of SSI.

11
Mathew Hill, Compliance Manager, exercises voting and investment control over any shares of Common Stock issuable upon conversion of the Notes owned by this selling holder.

12
David Clott exercises voting and investment control over any shares of Common Stock issuable upon conversion of the Notes owned by this selling holder.

13
Citigroup Global Markets is a wholly owned subsidiary of Citigroup.

14
The Palladin Group, LLC and Cripple Creek Securities, LLC exercise voting and investment control over any shares of Common Stock issuable upon conversion of the Notes owned by this selling holder. Richard Yakomin is Managing Director of the Palladin Group, LLC.

15
Family Service Life Insurance Co. is a wholly-owned subsidiary of The Guardian Life Insurance Company of America. John Murphy is Managing Director of The Guardian Life Insurance Company of America.

16
Philippe Jabre, Senior Fund Manager, exercises voting and investment control over any shares of Common Stock issuable upon conversion of the Notes owned by this selling holder.

17
Geode Capital Management, LLC exercises voting and investment control over any shares of Common Stock issuable upon conversion of the Notes owned by this selling holder. Jacques Perold is the president of Geode Capital Management, LLC.

18
Ho Yuit Mun, Assistant Director, exercises voting and investment control over any shares of Common Stock issuable upon conversion of the Notes owned by this selling holder.

19
Michael D. Brailov and Bradford T. Whitmore exercise voting and investment control over any shares of Common Stock issuable upon conversion of the Notes owned by this selling holder.

20
Wayne Farel exercises voting and investment control over any shares of Common Stock issuable upon conversion of the Notes owned by this selling holder.

21
Guardian Life Insurance Co. is a wholly-owned subsidiary of The Guardian Life Insurance Company of America. John Murphy is Managing Director of The Guardian Life Insurance Company of America.

22
Guardian Pension Trust is a wholly-owned subsidiary of The Guardian Life Insurance Company of America. John Murphy is Managing Director of The Guardian Life Insurance Company of America.

23
Mark Zola exercises voting and investment control over any shares of Common Stock issuable upon conversion of the Notes owned by this selling holder.

24
Jonathan Glaser exercises voting and investment control over any shares of Common Stock issuable upon conversion of the Notes owned by this selling holder.

25
JP Morgan Securities Inc. is a wholly owned subsidiary of JP Morgan Chase and Company.

26
Luke Edwards, Managing Director, exercises voting and investment control over any shares of Common Stock issuable upon conversion of the Notes owned by this selling holder.

27
Mark Zola exercises voting and investment control over any shares of Common Stock issuable upon conversion of the Notes owned by this selling holder.

28
Nomura Securities International, Inc. is a wholly-owned subsidiary of the Nomura Group.

29
George Philips exercises voting and investment control over any shares of Common Stock issuable upon conversion of the Notes owned by this selling holder.

30
SEI Private Trust Company is a wholly owned subsidiary of SEI Investments.

31
Warren Chun exercises voting and investment control over any shares of Common Stock issuable upon conversion of the Notes owned by this selling holder.

32
S. Donald Sussman exercises voting and investment control over any shares of Common Stock issuable upon conversion of the Notes owned by this selling holder.

33
Thomas Lyon exercises voting and investment control over any shares of Common Stock issuable upon conversion of the Notes owned by this selling holder.

34
Glen Vanic, Portfolio Manager, exercises voting and investment control over any shares of Common Stock issuable upon conversion of the Notes owned by this selling holder.

35
Topanga XI is a wholly owned subsidiary of Bank of America Corporation.

36
Transamerica Life Insurance & Annuity Co.-Legacy is a wholly-owned subsidiary of Aegon, NV.

37
UBS O'Connor LLC is a wholly-owned subsidiary of UBS AG.

38
UBS Warburg LLC is a wholly-owned subsidiary of UBS AG.

39
Van Kampen Harbor Fund is affiliated with Morgan Stanley & Co.

40
Wachovia Bank, National Association is a wholly owned subsidiary of Wachovia Corporation.

41
Basso Securities exercises voting and investment control over any shares of Common Stock issuable upon conversion of the Notes owned by this selling holder. Howard Fischer is the president of Basso Securities.

42
Mike Opre exercises voting and investment control over any shares of Common Stock issuable upon conversion of the Notes owned by this selling owner.

        To our knowledge, other than their ownership of the securities described in the above table, none of the selling holders has, or has had within the past three years, any position, office or other material relationship with us or any of our predecessors or affiliates.

        We will amend this prospectus from time to time by means of filing post-effective amendments to the registration statement of which this prospectus is a part to reflect additional selling holders or increases in the positions of any selling holders listed above.

PLAN OF DISTRIBUTION

        The notes and the common stock issuable upon conversion of the notes may be offered and sold from time to time to purchasers directly by the selling holders. Alternatively, the selling holders may from time to time offer those securities to or through underwriters, broker-dealers or agents, who may receive compensation in the form of underwriting discounts, concessions or commissions from the selling holders or the purchasers of the securities for whom they act as agents. The selling holders and any underwriters, broker-dealers or agents that participate in the distribution of the securities may be deemed to be "underwriters" within the meaning of the Securities Act, and any profit on the sale of securities and any discounts, commissions, concessions or other compensation received by any underwriter, broker-dealer or agent may be deemed to be underwriting discounts and commissions under the Securities Act.

        The securities may be sold from time to time in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices. The sale of the securities may be effected in transactions, which may involve crosses or block transactions:

  •
  on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

  •
  in the over-the-counter market;

  •
  in transactions otherwise than on exchanges or in the over-the-counter market;

  •
  through the writing and exercise of options; or

  •
  through the settlement of short sales.

        At the time a particular offering of the securities is made, if required, a prospectus supplement will be distributed, which will set forth the names of the selling holders, the aggregate amount and type of securities being offered and the terms of the offering, including the name or names of any underwriters, broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling holders and any discounts, commissions or concessions allowed or reallowed to paid broker-dealers.

        To comply with the securities laws of some jurisdictions, if applicable, the securities will be offered or sold in some jurisdictions only through registered or licensed brokers or dealers. In addition, in some jurisdictions the securities may not be offered or sold unless they have been registered or qualified for sale in those jurisdictions or any exemption from registration or qualification is available and is complied with.

        The selling holders and any other person participating in the distribution of securities will be subject to applicable provisions of the Securities Exchange Act and the rules and regulations under the Securities Exchange Act, including, without limitation, Regulation M of the Securities Exchange Act, which may limit the timing of purchases and sales of any of the offered securities by the selling holders and any other person. Furthermore, Regulation M may restrict the ability of any person engaged in the distribution of the offered securities to engage in market-making activities with respect to the particular offered securities being distributed. Compliance with the Securities Exchange Act, as described in this paragraph, may affect the marketability of the offered securities and the ability of any person or entity to engage with respect to the offered securities.

        Any selling holder which is a broker-dealer will be deemed to be an "underwriter" within the meaning of Section 2(11) of the Securities Act. The following selling holders are underwriters within the meaning of the Securities Act: Arbitex Master Fund, Cater Allen International Ltd., Citigroup Global Markets, Credit Suisse First Boston LLC, KBC Financial Products USA Inc., Lehman Brothers,

Inc., Lyxor Master Fund, TD Securities (USA) Inc., UBS Warburg LLC, and US Bancorp Piper Jaffray. None of the selling holders who are affiliates of broker-dealers, other than the initial purchasers, purchased the securities outside of the ordinary course of business or, at the time of the purchase of the securities, had any agreements, plans or understandings, directly or indirectly, with any person to distribute the securities.

        Pursuant to a registration rights agreement, we have borne all fees and expenses incurred in connection with the registration of the notes and the common stock issuable upon conversion of the notes, except that selling holders will pay all broker's commissions and underwriting discounts and commissions, if any, in connection with any sales effected pursuant to this prospectus. We will indemnify the selling holders against some civil liabilities, including some liabilities under the Securities Act or the Securities Exchange Act or otherwise, or alternatively the selling holders will be entitled to contribution in connection with those liabilities.

DESCRIPTION OF THE NOTES

        We issued the notes under a document called the "indenture". The indenture is a contract between us and U.S. Bank National Association (as successor in interest to State Street Bank and Trust Company), who is serving as trustee. The law of the State of New York governs both the indenture and the notes. In this section, references to "we", "our", "us" or "the Company" refer solely to Computer Associates International, Inc. and not its subsidiaries.

General

        The notes are our senior unsecured obligations and rank equally with all our other senior unsecured indebtedness. However, the notes are structurally subordinated to indebtedness of our subsidiaries and effectively subordinated to our secured debt to the extent of the value of the assets securing such debt. The notes are convertible into common stock as described under the caption "—Conversion of Notes." Upon registration of the resale of the notes and the common stock issuable upon conversion of the notes, the indenture will be subject to and governed by the Trust Indenture Act of 1939, as amended.

        We issued $460.0 million aggregate principal amount of the notes. We issued the notes at a price to investors of $1,000 per note. The notes were issued only in denominations of $1,000 and multiples of $1,000. The notes will mature on December 15, 2009 unless earlier converted, or repurchased by us at your option upon a Fundamental Change.

        We are not subject to any financial covenants under the indenture. In addition, we are not restricted under the indenture from paying dividends, incurring debt or issuing or repurchasing our securities.

        You are not afforded protection in the event of a highly leveraged transaction, or a change in control of us under the indenture except to the extent described below under the caption "—Repurchase at Option of the Holder Upon a Fundamental Change."

        The notes bear interest at the annual rate of 1 5/8%. Interest will be calculated on the basis of a 360-day year of twelve 30-day months. We will pay interest on December 15 and June 15 of each year, beginning June 15, 2003 to record holders at the close of business on the preceding December 1 and June 1, as the case may be, except as set forth in the next sentence.

        In case you convert your note into common stock during the period after any record date but prior to the next interest payment date we will not be required to pay interest on the interest payment date if the note is to be repurchased in connection with a Fundamental Change on a repurchase date that occurs during this period, but accrued and unpaid interest on such note will be paid on such repurchase date.

        We will maintain an office in Boston, Massachusetts, for the payment of interest, which shall initially be an office or agency of the trustee.

        We will pay interest by check mailed to your address as it appears in the note register, provided that if you are a holder with an aggregate principal amount in excess of $5.0 million, you will be paid, at your written election, by wire transfer in immediately available funds.

        However, payments to The Depository Trust Company, New York, New York, which we refer to as DTC, or its nominee will be made by wire transfer of immediately available funds to the account of DTC or its nominee.

        Holders are not required to pay a service charge for registration or transfer of their notes. We may, however, require holders to pay any tax or other governmental charge in connection with the transfer. We are not required to exchange or register the transfer of:

  •
  any notes or portion surrendered for conversion; or

  •
  any notes or portion surrendered for repurchase but not withdrawn in connection with a Fundamental Change.

Conversion of Notes

  General

        You may convert your note, in whole or in part, into shares of our common stock at any time prior to the close of business on the business day immediately preceding the maturity date, subject to our right to satisfy our obligations upon conversion in cash, in whole or in part, as described below. If you have submitted your notes to exercise your redemption right for repurchase upon a Fundamental Change, you may convert notes only if you withdraw your election. You may convert your notes in part so long as that part is $1,000 principal amount or an integral multiple of $1,000.

        The initial conversion price for the notes is $20.04 per share of common stock, subject to adjustment as described below. We will not issue fractional shares of common stock upon conversion of notes. Instead, we will pay cash based on the average of the closing sales prices of our common stock for the five NYSE trading days ending on the day prior to the conversion date for all fractional shares of common stock. Unless you convert your notes on an interest payment date and except as described below, you will not receive any accrued interest or dividends upon conversion.

        Upon conversion, we may choose to deliver in lieu of shares of our common stock, cash or a combination of cash and shares of our common stock, as described below.

        To convert your note (other than a note held in book entry form through DTC) into common stock you must:

  •
  complete and manually sign the conversion notice on the back of the note or facsimile of the conversion notice and deliver this notice to the conversion agent;

  •
  surrender the note to the conversion agent;

  •
  if required, furnish appropriate endorsements and transfer documents;

  •
  if required, pay all transfer or similar taxes; and

  •
  if required, pay funds equal to interest payable on the next interest payment date.

        Holders of notes held in book-entry form through DTC must follow DTC's customary practices. The date you comply with these requirements is the conversion date under the indenture. As promptly as practicable on or after the conversion date, but no later than three business days after the conversion date, we will issue and deliver to the conversion agent certificates for the number of full shares of common stock issuable upon conversion, together with any cash payment for fractional shares.

        If you deliver a note for conversion, you will not be required to pay any taxes or duties for the issue or delivery of common stock on conversion. However, we will not pay any transfer tax or duty payable as result of the issuance or delivery of the common stock in a name other than that of the holder of the note. We will not issue or deliver common stock certificates unless we have been paid the amount of any transfer tax or duty or we have been provided satisfactory evidence that the transfer tax or duty has been paid.

Payment Upon Conversion

  Conversion on or Prior to the Final Notice Date

        In the event that we receive your notice of conversion on or prior to the day that is 20 days prior to maturity (the "final notice date"), the following procedures will apply: if we choose to satisfy all or any portion of our obligation (the "conversion obligation") in cash, we will notify you through the trustee of the dollar amount to be satisfied in cash (which must be expressed either as 100% of the conversion obligation or as a fixed dollar amount) at any time on or before the date that is two business days following receipt of your notice of conversion ("cash settlement notice period"). If we timely elect to pay cash for any portion of the shares otherwise issuable to you, you may retract the conversion notice at any time during the two business day period beginning on the day after the final day of the cash settlement notice period ("conversion retraction period"); no such retraction can be made (and a conversion notice shall be irrevocable) if we do not elect to deliver cash in lieu of shares (other than cash in lieu of fractional shares). If the conversion notice has not been retracted, then settlement (in cash and/or shares) will occur on the business day following the final day of the ten NYSE trading day period beginning on the day after the final day of the conversion retraction period (the "cash settlement averaging period"). Settlement amounts will be computed as follows:

  •
  If we elect to satisfy the entire conversion obligation in shares, we will deliver to you a number of shares equal to (i) the aggregate principal amount of notes to be converted divided by 1,000, multiplied by (ii) the conversion rate.

  •
  If we elect to satisfy the entire conversion obligation in cash, we will deliver to you cash in an amount equal to the product of:

  •
  a number equal to (i) the aggregate principal amount of notes to be converted divided by 1,000, multiplied by (ii) the conversion rate, and

  •
  the average closing price of our common stock during the cash settlement averaging period.

  •
  If we elect to satisfy a fixed portion (other than 100%) of the conversion obligation in cash, we will deliver to you such cash amount ("cash amount") and a number of shares equal to the greater of (i) zero and (ii) the excess, if any, of the number of shares calculated as set forth in the first bullet of this paragraph over the number of shares equal to the sum, for each day of the cash settlement averaging period, of (x) 10% of the cash amount, divided by (y) the closing price of our common stock. In addition, we will pay cash for all fractional shares of common stock as described above under "—General."

        If you have exercised your right to require us to repurchase your notes upon a Fundamental Change, as described below under "—Repurchase at Option of the Holder Upon a Fundamental Change," you may convert your notes as provided above only if you withdraw your Fundamental Change repurchase notice and convert your notes prior to the close of business on the business day immediately preceding the applicable repurchase date.

  Conversion after the Final Notice Date

        In the event that we receive your notice of conversion after the final notice date, the following procedures will apply: if we choose to satisfy all or any portion of the conversion obligation in cash, we will have notified you through the trustee of the dollar amount to be satisfied in cash (which must be expressed either as 100% of the conversion obligation or as a fixed dollar amount) at any time on or before the final notice date. Settlement amounts will be computed and settlement dates will be determined in the same manner as set forth above under "Conversion of Notes Conversion on or Prior to the Final Notice Date" except that the "cash settlement averaging period" shall be the ten NYSE trading day period beginning on the day after receipt of your notice of conversion (or in the event we receive your notice of conversion on the business day prior to the maturity date, the ten NYSE trading day period beginning on the day after the maturity date). Settlement (in cash and/or shares) will occur on the business day following the final day of such cash settlement averaging period.

Adjustment of Conversion Price

        We will adjust the conversion price if the following events occur:

  (1)
  we issue common stock as a dividend or distribution on our common stock;

  (2)
  we issue to all holders of common stock specified rights or warrants to purchase our common stock at a price per share less than the then current market price per share, unless we elect to distribute or reserve for distribution these rights or warrants for distribution to the holders of the notes upon the conversion of the notes, provided that the conversion price will be readjusted to the extent that such rights or warrants are not exercised prior to their expiration, provided, however, that if such rights or warrants are exercisable only upon the occurrence of certain triggering events then the conversion price will not be adjusted until such triggering event occurs;

  (3)
  we subdivide or combine our common stock;

  (4)
  we distribute to all common stockholders capital stock, evidences of indebtedness or assets, including securities but excluding: rights or warrants listed in (2) above; dividends or distributions listed in (1) above; and cash distributions listed in (5) below;

  (5)
  we make a dividend or distribution consisting of cash to all holders of common stock if the aggregate amount of these distributions combined together with (A) all other all-cash distributions made within the preceding 12 months in respect of which we made no adjustment plus (B) any cash and the fair market value of other consideration payable in any tender offers by us or any of our subsidiaries for common stock within the preceding 12 months in respect for which we made no adjustment, exceeds 12.5% of our market capitalization, being the product of the then- current market price of the common stock multiplied by the number of shares of our common stock then outstanding; or

  (6)
  the purchase of our common stock pursuant to a tender offer made by us or any of our subsidiaries involving an aggregate consideration that, together with (A) any cash and the fair market value of any other consideration payable in any other tender offer by us or any of our subsidiaries for common stock expiring within the 12 months preceding the expiration of the tender offer plus (B) the aggregate amount of any such all-cash distributions referred to in (5) above to all holders of common stock within the 12 months preceding the expiration of the tender offer, in each case, for which we have made no adjustment, exceeds 12.5% of our market capitalization on the expiration of such tender offer.

        If our shareholders rights plan, described under "Description of Our Capital Stock—Anti-Takeover Effects of Provisions of Rights Plan and Delaware Law" is triggered, holders of the notes will be entitled to receive these rights provided that the notes are converted into shares of common stock prior to the distribution of the separate certificate representing those rights. There shall not be any adjustment to the conversion rate as a result of:

  •
  the issuance of the rights;

  •
  the distribution of separate certificates representing the rights;

  •
  the exercise or redemption of the rights in accordance with any rights agreement; or

  •
  the termination of invalidation of the rights.

        If we reclassify our common stock, consolidate, merge or combine with another person or sell or convey our property and assets as an entirety or substantially as an entirety, each note then outstanding will, without the consent of the holder of any note, become convertible only into the kind and amount of securities, cash and other property receivable upon such reclassification, consolidation, merger, combination, sale or conveyance by a holder of the number of shares of common stock into which the note was convertible immediately prior to the reclassification, consolidation, merger, combination, sale or conveyance. This calculation will be made based on the assumption that the holder of common stock failed to exercise any rights of election that the holder may have to select a particular type of consideration. The adjustment will not be made for a consolidation, merger or combination that does not result in any reclassification, conversion, exchange or cancellation of our common stock.

        We may, from time to time, reduce the conversion price for a period of at least 20 days if our Board of Directors has made a determination that this reduction would be in our best interests. Any such determination by our Board of Directors will be conclusive. We would give holders at least 15 days' notice of any reduction in the conversion price. In addition, we may reduce the conversion price if our Board of Directors deems it advisable to avoid or diminish any income tax to holders of common stock resulting from any stock or rights distribution or due to the non-occurrence of such a distribution. See "Certain United States Federal Income Tax Consequences."

        You may in some situations be deemed to have received a distribution subject to United States federal income tax as a dividend in the event of any taxable distribution to holders of common stock, in certain other situations requiring a conversion price adjustment or due to the non-occurrence of an adjustment. See "Certain United States Federal Income Tax Consequences."

        We will not be required to make an adjustment in the conversion price unless the adjustment would require a change of at least 1% in the conversion price. However, we will carry forward any adjustments that are less than 1% of the conversion price. Except as described above in this section, we will not adjust the conversion price for any issuance of our common stock or convertible or exchangeable securities or rights to purchase our common stock or convertible or exchangeable securities.

Repurchase at Option of the Holder Upon a Fundamental Change

        If a Fundamental Change occurs prior to December 15, 2009, you will have the right to require us to repurchase all or any portion of your notes that is equal to $1,000 or a whole multiple of $1,000, on a repurchase date set by us that is no earlier than 25 days and no later than 35 days after the date of our notice of the Fundamental Change.

        We shall repurchase the notes at a price equal to 100% of the principal amount to be repurchased, plus accrued and unpaid interest to, but excluding, the repurchase date. If the repurchase date is an interest payment date, we will pay interest on the interest payment date to the record holder on the relevant record date. Otherwise, we will pay accrued and unpaid interest to the same holder that receives the principal amount to be repurchased.

        We will mail to all record holders a notice of the Fundamental Change within 25 days after the occurrence of the Fundamental Change. The notice must describe the Fundamental Change, your right to elect repurchase of the notes and the repurchase date. We are also required to deliver to the trustee a copy of the Fundamental Change notice. If you elect to exercise your repurchase right, you must deliver to us or our designated agent at any time from the date of our notice of Fundamental Change until the close of business on the date that is five business days prior to the repurchase date, written notice of your exercise of your repurchase right, together with any notes to be repurchased, duly endorsed for transfer. Following the repurchase date we will pay promptly the repurchase price for notes surrendered for redemption.

        A Fundamental Change will be considered to have occurred if:

  •
  our common stock or other common stock into which the notes are convertible is neither listed for trading on a United States national securities exchange nor approved for trading on the Nasdaq National Market or another established automated over-the-counter trading market in the United States; or

  •
  one of the following "change in control" events occurs: any person or group is a beneficial owner of more than 50% of the voting power of our outstanding securities entitled to generally vote for directors; our stockholders approve any plan or proposal for our liquidation, dissolution or winding up; we consolidate with or merge into any other corporation or any other corporation merges into us and, as a result, our outstanding common stock is changed or exchanged for other assets or securities, unless our stockholders immediately before the transaction own, directly or indirectly, immediately following the transaction more than 50% of the combined voting power of the corporation resulting from the transaction in substantially the same proportion as their ownership of our voting stock immediately before the transaction; we convey, transfer or lease all or substantially all of our assets to any person; or continuing directors do not constitute a majority of our Board of Directors at any time.

        However, a change in control will not be deemed to have occurred if:

  •
  the last sale price of our common stock for any five trading days during the 10 NYSE trading days immediately before the change in control is equal to at least 105% of the conversion price; or

  •
  all of the consideration, excluding cash payments for fractional shares in the transaction constituting the change in control, consists of common stock traded on a United States national securities exchange or quoted on the Nasdaq National Market, and as a result of the transaction the notes become convertible solely into that common stock (subject to payment in cash in lieu of fractional shares).

        The term "continuing director" means at any date a member of our Board of Directors:

  •
  who was a member of our Board of Directors on January 1, 2002; or

  •
  who was nominated or elected by at least a majority of the directors who were continuing directors at the time of the nomination or election or whose election to our Board of Directors was recommended by at least a majority of the directors who were continuing directors at the time of the nomination or election or by the nominating committee comprised of our independent directors.

        Under the above definition of continuing directors, if the current Board of Directors resigns after approving new directors, no change in control would occur, even though our current directors would then cease to be directors.

        The interpretation of the phrase "all or substantially all" used in the definition of change in control would likely depend on the facts and circumstances existing at the time. As a result, there may be uncertainty as to whether or not a sale or transfer of "all or substantially all" of our assets has occurred.

        We will comply with any applicable provisions of Rule 13e-4 and any other tender offer rules under the Exchange Act in the event of a Fundamental Change.

        These repurchase rights could discourage a potential acquiror of the Company. However, this repurchase feature is not the result of management's knowledge of any specific effort to obtain control of the Company by means of a merger, tender offer or solicitation, or part of a plan by management to adopt a series of anti-takeover provisions. The term "Fundamental Change" is limited to certain specified transactions and may not include other events that might adversely affect our financial condition. Our obligation to offer to repurchase the notes upon a Fundamental Change would not necessarily afford you protection in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving the Company.

        We may be unable to repurchase the notes in the event of a Fundamental Change. See "Risk Factors—Risks Related to the Notes—We may not have the ability to raise the funds necessary to finance the Fundamental Change purchase." If a Fundamental Change were to occur, we may not have enough funds to pay the repurchase price for all tendered notes. In addition, a Fundamental Change could result in an event of default under loan agreements we may enter into in the future. Our loan agreements could also prohibit, in certain situations, repurchases of the notes. Any future credit facilities or other agreements relating to our indebtedness may contain similar provisions, or expressly prohibit the repurchase of the notes.

Ranking

        The notes are unsecured and are effectively subordinated to all of our existing and future secured indebtedness to the extent of the value of the assets securing that indebtedness and to the indebtedness of our subsidiaries to the extent of the assets of those subsidiaries.

        As of June 30, 2003, we had approximately $2.3 billion of total consolidated indebtedness, including $460 million outstanding under the notes and approximately $1.84 billion of other senior indebtedness. As of June 30, 2003, the aggregate principal amount of our secured indebtedness was approximately $6.4 million.

        We are obligated to pay reasonable compensation to the trustee and to indemnify the trustee against certain losses, liabilities or expenses incurred by the trustee in connection with its duties relating to the notes. The trustee's claims for these payments will generally be senior to those of holders of notes in respect of all funds collected or held by the trustee.

        The notes are obligations exclusively of the Company. As a result, our cash flow and our ability to service our indebtedness, including the notes, is partially dependent upon the earnings of our subsidiaries. In addition, we are partially dependent on the distribution of earnings, loans or other payments by our subsidiaries to us. Our subsidiaries are separate and distinct legal entities. Our subsidiaries have no obligation to pay any amounts due on the notes or to provide us with funds for our payment obligations, whether by dividends, distributions, loans or other payments. In addition, any payment of dividends, distributions, loans or advances by our subsidiaries to us could be subject to statutory or contractual restrictions. Payments to us by our subsidiaries will also be contingent upon our subsidiaries' earnings and business considerations. Our right to receive any assets of any subsidiary upon its liquidation or reorganization, and, therefore, our right to participate in those assets, will be effectively subordinated to the claims of that subsidiary's creditors, including trade creditors. In addition, even if we were a creditor of any of our subsidiaries, our right as a creditor would be subordinate to any security interest in the assets of our subsidiaries and any indebtedness of our subsidiaries senior to that held by us.

Events of Default

        Each of the following constitutes an event of default under the indenture:

  (1)
  default in paying interest on the notes when it becomes due and the default continues for a period of 30 days or more;

  (2)
  default in paying principal, or premium, if any, or the repurchase price in connection with a Fundamental Change;

  (3)
  default in the performance, or breach, of any covenant in the indenture (other than defaults specified in clause (1) or (2) above) and the default or breach continues for a period of 90 days or more after written notice has been given to us by the trustee, or to us and the trustee by the holders of at least 25% in aggregate principal amount of the outstanding notes;

  (4)
  failure to give notice to holders of an optional repurchase upon a Fundamental Change;

  (5)
  the occurrence of events of bankruptcy, insolvency or similar proceedings with respect to us or any of our significant subsidiaries;

  (6)
  we fail to make any payment at maturity on any indebtedness, including any applicable grace periods, in an amount in excess of $25.0 million in the aggregate for all such indebtedness and such amount has not been paid or discharged within 30 days after notice is given in accordance with the indenture; or

  (7)
  a default by us on any indebtedness that results in the acceleration of indebtedness in an amount in excess of $25.0 million in the aggregate for all such indebtedness, without this indebtedness being discharged or the acceleration being rescinded or annulled for 30 days after notice is given in accordance with the indenture.

        If an event of default, other than an event of default described in clause (5) above with respect to us, occurs and is continuing, then the trustee or the holders of at least 25% in principal amount of the outstanding notes may, and the trustee at the request of the holders of not less than 25% in principal amount of the outstanding notes will, by written notice require immediate repayment of the entire principal amount of the outstanding notes, together with all accrued and unpaid interest and premium, if any. If any event of default described in clause (5) above with respect to us occurs, the principal amount of all the notes will automatically become immediately due and payable.

        After a declaration of acceleration described above, the holders of a majority in principal amount of outstanding notes may, under conditions set forth in the indenture, rescind this accelerated payment requirement if we have deposited with the trustee a sum sufficient to pay all amounts due on the notes and all amounts due to the trustee under the indenture and all existing Events of Default, except for nonpayment of the principal and interest on the notes that has become due solely as a result of the accelerated payment requirement, have been cured or waived and if the rescission of acceleration would not conflict with any judgment or decree. The holders of a majority in principal amount of the outstanding notes also have the right to waive past defaults, except a default in paying the principal, or repurchase price upon a Fundamental Change or interest on any outstanding note, or in respect of a covenant or a provision that cannot be modified or amended without the consent of all holders of the notes.

        Holders of at least 25% in principal amount of the outstanding notes may seek to institute a proceeding only after they have made written request and offered indemnity reasonably satisfactory to the trustee to institute a proceeding and the trustee has failed to do so within 60 days after it received this notice. In addition, within this 60-day period the trustee must not have received directions inconsistent with this written request by holders of a majority in principal amount of the outstanding notes. These limitations do not apply, however, to a suit instituted by a holder of a note for the enforcement of the payment of principal or repurchase price upon a Fundamental Change or interest on or after the due dates for payment.

        During the existence of an event of default, the trustee is required to exercise the rights and powers vested in it under the indenture and use the same degree of care and skill in its exercise as a prudent person would under the circumstances in the conduct of that person's own affairs. If an event of default has occurred and is continuing, the trustee is not under any obligation to exercise any of its rights or powers at the request or direction of any of the holders unless the holders have offered to the trustee indemnity reasonably satisfactory to the trustee. Subject to limited exceptions, the holders of a majority in principal amount of the outstanding notes have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or power conferred on the trustee.

        The trustee will, within 60 days after any default occurs, give notice of the default to the holders of the notes, unless the default was already cured or waived. However, unless there is a default in paying principal or interest when due, the trustee can withhold giving notice to the holders if it determines in good faith that the withholding of notice is in the interest of the holders.

        We are required to furnish the trustee an annual statement as to compliance with all conditions and covenants under the indenture.

Supplemental Indentures

        The trustee and we may enter into a supplemental indenture without the consent of any holder in certain circumstances, including:

  •
  to cure ambiguities, defects or inconsistencies;

  •
  to provide for the assumption of our obligations in the case of a merger or consolidation of us;

  •
  to make any change that would provide any additional rights or benefits to the holders;

  •
  to secure the notes;

  •
  to comply with any requirements of the Securities and Exchange Commission in connection with the qualification of the indenture under the Trust Indenture Act of 1939; or

  •
  to make any change that does not adversely affect the rights of any holder in any material respect.

        The trustee and we may enter into a supplemental indenture with the consent of the holders of not less than a majority of the aggregate principal amount of the outstanding notes. However, no modification or amendment may, without the consent of the holder of each outstanding note affected:

  •
  change the record or payment dates for interest payments or reduce the rate of interest on any note;

  •
  extend the stated maturity of any note;

  •
  reduce the principal amount or repurchase price in connection with a Fundamental Change with respect to any note;

  •
  make any note payable in money or securities other than that stated in the note;

  •
  make any change that adversely affects the right to require us to purchase a note;

  •
  impair or adversely affect the right to convert, or receive payment with respect to, a note, or right to institute suit for the enforcement of any payment with respect to, or conversion of, the notes;

  •
  change the provisions in the indenture that relate to modifying or amending the indenture; or

  •
  extend time for payment or otherwise waive a payment default with respect to the notes.

Consolidation, Merger or Sale of Assets

        We will not consolidate or combine with or merge with or into or, directly or indirectly, sell, assign, convey, lease, transfer or otherwise dispose of all or substantially all of our properties and assets to any person or persons in a single transaction or series of transactions, unless:

  •
  we shall be the continuing person or the resulting, surviving or transferee person (the "surviving entity") is a corporation or limited liability company organized and existing under the laws of the United States or any State or the District of Columbia;

  •
  the surviving entity will expressly assume all of our obligations under the notes and the indenture, and will execute a supplemental indenture which will be delivered to the trustee and will be in form and substance reasonably satisfactory to the trustee;

  •
  immediately after giving effect to the transaction, no default shall have occurred and be continuing; and

  •
  we or the surviving entity will have delivered to the trustee an opinion of counsel stating that the transaction or series of transactions and the supplemental indenture, if any, complies with the applicable provisions of the indenture.

        If any consolidation or merger or any sale, assignment, conveyance, lease, transfer or other disposition of all or substantially all of our properties and assets occurs in accordance with the indenture, the successor corporation will succeed to, and be substituted for, and may exercise every right and power we have under the indenture with the same effect as if such successor corporation had been named as the Company. Except for any lease, we will be discharged from all obligations and covenants under the indenture and the notes.

Discharge

        The indenture provides that we may terminate our obligations under the indenture at any time by delivering all outstanding notes to the trustee for cancellation if we have paid all sums payable by us under the indenture. At any time after all of the notes have become due and payable we may terminate our substantive obligations under the indenture, other than our obligations to pay the principal of, and interest on, the notes, by depositing with the trustee money or U.S. Government obligations sufficient to pay all remaining indebtedness on the notes when due.

Governing Law

        The laws of the State of New York will govern the indenture and the notes.

Information Concerning the Trustee

        We have appointed the State Street Bank and Trust Company, as trustee under the indenture, as paying agent, conversion agent, registrar and custodian with regard to the notes. The trustee or its affiliates may from time to time in the future provide banking and other services to us in the ordinary course of their business.

Book-Entry System

        All book-entry certificates are represented by one or more fully registered global certificates, without coupons. Each global certificate is deposited with, or on behalf of, the depositary, a securities depositary, and is registered in the name of the depositary or a nominee of the depositary. The depositary is thus the only registered holder of the notes.

        Notes that are issued as described below under "—Certificated Notes" will be issued in definitive form. Upon the transfer of notes in definitive form, such notes will, unless the global securities have previously been exchanged for notes in definitive form, be exchanged for an interest in the global securities representing the principal amount of notes being transferred.

        Purchasers of notes may hold interests in the global certificates through the depositary if they are participants in the depositary system. Purchasers may also hold interests through a securities intermediary-banks, brokerage houses and other institutions that maintain securities accounts for customers-that has an account with the depositary. The depositary will maintain accounts showing the security holdings of its participants, and these participants will in turn maintain accounts showing the security holdings of their customers. Some of these customers may themselves be securities intermediaries holding securities for their customers. Thus, each beneficial owner of a book-entry certificate will hold that certificate indirectly through a hierarchy of intermediaries, with the depositary at the "top" and the beneficial owner's own securities intermediary at the "bottom."

        The notes of each beneficial owner of a book-entry certificate will be evidenced solely by entries on the books of the beneficial owner's securities intermediary. The actual purchaser of notes will generally not be considered the owner under the indenture. The book-entry system for holding securities eliminates the need for physical movement of certificates and is the system through which most publicly traded securities is held in the United States. However, the laws of some jurisdictions require some purchasers of securities to take physical delivery of their securities in definitive form. These laws may impair the ability of a beneficial owner to transfer book-entry notes.

        A beneficial owner of book-entry notes represented by a global certificate may exchange the notes for definitive, certificated notes only if the conditions for such an exchange, as described under "—Certificated Notes" are met.

        In this prospectus, references to actions taken by a holder of notes will mean actions taken by the depositary upon instructions from its participants, and references to payments.

        In order to ensure that the depositary's nominee will timely exercise a right conferred by the notes, the beneficial owner of that note must instruct the broker or other direct or indirect participant through which it holds an interest in that note to notify the depositary of its desire to exercise that right. Different firms have different deadlines for accepting instructions from their customers. Each beneficial owner should consult the broker or other direct or indirect participant through which it holds an interest in the notes in order to ascertain the deadline for ensuring that timely notice will be delivered to the depositary.

        The depositary is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered under Section 17A of the Exchange Act. The rules applicable to the depositary and its participants are on file with the SEC.

        We will not have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the book-entry securities or for maintaining, supervising or reviewing any records relating to beneficial ownership interests.

        The depositary may discontinue providing its services as securities depositary at any time by giving reasonable notice. Under those circumstances, in the event that a successor securities depositary is not appointed, definitive certificates are required to be printed and delivered.

        The information in this section concerning the depositary and the depositary's book-entry system has been obtained form sources that we believe to be reliable, but we do not take responsibility for the accuracy of that information.

Certificated Notes

        The notes represented by the global securities are exchangeable for certificated notes in definitive form of like tenor as such notes if:

  •
  the depositary notifies us that it is unwilling or unable to continue as depositary for the global securities or if at any time the depositary ceases to be a clearing agency registered under the Exchange Act and, in either case, a successor depositary is not appointed by us within 90 days after the date of such notice; or

  •
  an event of default has occurred and is continuing with respect to the global securities and the notes have become due and payable and the trustee requests certificated notes.

        Any notes that are exchangeable pursuant to the preceding sentence are exchangeable for certificated notes issuable in authorized denominations and registered in such names as the depositary shall direct. Subject to the foregoing, the global securities are not exchangeable, except for global securities of the same aggregate principal amount to be registered in the name of the depositary or its nominee. In addition, such certificates will bear the legend referred to under "Transfer Restrictions" (unless we determine otherwise in accordance with applicable law) subject, with respect to such notes, to the provisions of such legend.

Registration Rights

        We entered into a registration rights agreement with Banc of America Securities LLC, J.P. Morgan Securities Inc., Salomon Smith Barney Inc., ABN AMRO Incorporated, McDonald Investments Inc. and Tokyo-Mitsubishi International plc. The following summary of the registration rights provided in the registration rights agreement is not complete. You should refer to the registration rights agreement for a full description of the registration rights that apply to the notes and common stock into which the notes are convertible.

        We agreed, pursuant to the registration rights agreement to file a shelf registration statement under the Securities Act of 1933 within 180 days after the closing date, to register resales of the notes and the shares of common stock into which the notes are convertible (referred to as registrable securities). We will use our reasonable efforts to have such shelf registration statement declared effective as soon as practicable after it is filed and, in any event, within 270 days after the closing date, and to keep it effective until the earliest of (1) the date when all registrable securities shall have been sold pursuant to a registration statement under the Securities Act of 1933, (2) the date on which all registrable securities are sold to the public pursuant to Rule 144 under the Securities Act of 1933, (3) the date on which all registrable securities cease to be outstanding and (4) the date which is two years from the date of the registration rights agreement, such shortest time period referred to as the effectiveness period. A holder of registrable securities that sells registrable securities pursuant to the shelf registration statement generally will be required to provide information about itself and the specifics of the sale, named as a selling security holder in the related prospectus and deliver a prospectus to purchasers, subject to relevant civil liability provisions under the Securities Act of 1933 in connection with such sales and bound by the provisions of the registration rights agreement which are applicable to such holder, including certain indemnification obligations.

        The registration statement of which this prospectus is a part was filed by us in satisfaction of our obligation to do so pursuant to the registration rights agreement.

        If we fail to comply with the above provisions of the registration rights agreement, liquidated damages will become payable in respect of the registrable securities as follows:

  (1)
  if the shelf registration statement is not filed within 180 days after the closing date, then commencing on the day after such date, liquidated damages shall accrue on the registrable securities at a rate of 0.25% per annum on the amount of registrable securities (as defined below);

  (2)
  if the shelf registration statement is not declared effective by the SEC on or prior to the 270th day following the closing date, then commencing on the day after such date, liquidated damages shall accrue on the registrable securities at a rate of 0.5% per annum on the amount of registrable securities; and

  (3)
  if the shelf registration statement has been declared effective and the shelf registration ceases to be effective at any time during the effectiveness period (other than for a permitted suspension, as described below), then liquidated damages shall accrue on the registrable securities at a rate of 0.5% per annum on the amount of registrable securities;

provided, however, that liquidated damages on the registrable securities may not accrue under more than one of the foregoing clauses (1), (2) or (3) at any one time; provided, further, however, that (1) upon the filing of the shelf registration statement as required hereunder (in the case of clause (1) above), (2) upon the effectiveness of the shelf registration as required hereunder (in the case of clause (2) above), or (3) upon the effectiveness of a shelf registration which had ceased to remain effective (in the case of clause (3) above), liquidated damages on the registrable securities as a result of such clause or the relevant subclause thereof, as the case may be, shall cease to accrue. It is understood and agreed that, notwithstanding any provision to the contrary, so long as any registrable security is then covered by an effective shelf registration statement, no liquidated damages shall accrue on such registrable security.

        The term "amount of registrable securities" means (a) with respect to the notes, the aggregate principal amount of all such notes outstanding, (b) with respect to the shares of common stock into which the notes are convertible, the aggregate number of such shares of common stock outstanding multiplied by the conversion price (as defined in the indenture relating to the notes) or, if no notes are then outstanding, the last conversion price that was in effect under such indenture when any such notes were last outstanding, and (c) with respect to combinations thereof, the sum of (a) and (b) for the relevant registrable securities.

        Any amounts of liquidated damages due pursuant to clause (1), (2) or (3) above will be payable in cash semi-annually on the same dates as the interest payment dates for the notes.

        We shall have the right to suspend the effectiveness of the shelf registration statement for up to 30 consecutive days in any 90-day period, and for up to a total of 90 days in any 365-day period, without being required to pay liquidated damages.

Potential Dilution Upon Conversion of the Notes

        Upon exercise in full of the conversion option of the notes, based upon the conversion price as currently in effect, we would be required to deliver 22,954,092 shares of common stock to the converting noteholders (subject to adjustment as described above under "—Conversion of Notes"). If we were to issue new shares to satisfy this obligation, we would increase the total number of shares currently outstanding by approximately 4%. In light of the large number of our shares outstanding (578,889,776 shares at July 31, 2003), we do not consider this to constitute a material increase in the number of shares outstanding. As described below under "—Call Spread Repurchase Options," we have the right to obtain some or all of the shares of common stock required to satisfy this conversion obligation from the counterparties on the call spread repurchase transactions. To the extent we exercise these rights, this would reduce the number of shares we would be required to issue to satisfy our obligation to converting holders of the notes.

        The conversion price of the notes is $20.04 per share, subject to adjustment as described above under "—Conversion of Notes." That price was significantly in excess of the price of our common stock at the time of the issuance of the notes ($14.52 on December 5, 2002). While the market price of our common stock currently is in excess of the conversion price (the last reported sales price of our common stock on August 27, 2003 was $24.99 per share) there has been significant volatility in our stock price, therefore, we cannot predict whether the market price of our common stock will be less than or greater than the conversion price at any point in the future, and thus cannot predict what, if any, dilutive impact the exercise of the conversion right may have if holders elect to convert their notes.

        However, as described below under "—Call Spread Repurchase Transaction," if the market value of our common stock is in excess of $20.04 per share at or around the maturity date of the notes, we will be entitled to receive from the counterparties on these options outstanding shares of our common stock and/or cash that will prevent dilution as a result of the notes being converted up to a market price of $30.00 per share. To the extent the market price of our common stock exceeds $30.00 per share at such time, the call spread options will proportionally prevent dilution up to that price as a result of the notes being converted.

Call Spread Repurchase Options

  General

        Concurrently with the closing of the offering of the notes, we purchased from Bank of America, NA, an affiliate of Banc of America Securities LLC, and from Citibank N.A., an affiliate of Salomon Smith Barney Inc. (such affiliates being referred to collectively as the "option sellers") call spread repurchase options on our common stock (collectively, the "call spread options"). Each option seller has entered into call spread options with us covering 11,477,046 shares of our common stock (subject to adjustment in the event of stock splits, reverse stock splits or similar events); in the aggregate the call spread options cover 22,954,092 shares of our common stock, which is the number of shares that are issuable upon conversion of the notes in full. We paid the option sellers an aggregate premium of $72,660,000 (split equally between the option sellers) in consideration of their sale of the call spread options. Both call spread options have identical terms, and are thus summarized on an aggregate basis below. All share-related amounts with respect to the call spread options that are referred to below are subject to adjustment in substantially the same manner as described above under "—Conversion of Notes."

        The call spread options are designed to mitigate against exposure to potential dilution from conversion of the notes to the extent that the market price of our stock at time of exercise is greater than or equal to a lower strike price of $20.04 per share of common stock and is less than or equal to a higher strike price of $30.00 per share. These strike prices are referred to as the "lower strike price" and the "higher strike price," respectively. The call spread options are designed to hedge this exposure up to the maturity date of the notes. To the extent noteholders convert prior to maturity of the notes, the call spread options will provide an imperfect hedge in that they will expire at later dates. However, our experience has been that holders of convertible debt instruments with cash pay interest provisions (such as the notes) typically do not exercise their conversion rights until immediately prior to the maturity (or earlier call, if applicable) of the notes. As described in more detail below under "—Summary of Call Spread Options Structure—Multiple Valuation Scenarios", it is possible that some or all of the call spread options could expire valueless. To the extent this occurs and the conversion price of the notes is in the money, it is possible that noteholders could exercise conversion rights and some or all of the call spread options will not be exercisable.

        To the extent that the market value of our common stock at the time of exercise is above the lower strike price, the call spread options entitle us to receive from the option sellers, at our election, (i) outstanding shares of common stock with which to satisfy our conversion obligation under the notes ("physical settlement") in return for an exercise price of $20.04 per option exercised, (ii) cash in an amount equal to the difference between the lower strike price and the then-current market price of our common stock up to the higher strike price ("cash settlement"), or outstanding shares of our common stock with a value equal to the cash value of the cash settlement option ("net share settlement").

        To the extent that the market price of our common stock exceeds the higher strike price at time of exercise, the benefits available to us under the call spread options will be proportionately reduced to the extent of such excess, such that the call spread options prevent dilution from conversion of the notes up to a market price of $30.00 per share. Examples of each of these options are described below. For a more detailed discussion of the potential dilutive effect of conversion of the notes upon holders of our common stock, see "—Potential Dilution Upon Conversion of the Notes" above.

        The call spread options are so-called "European" options, which means that they are exercisable only on their specified expiration date. The call spread options expire in tranches over a twelve business day period starting just prior to the maturity date of the notes.

Summary of Call Spread Options Structure

        The following summary describes the operation of the call spread options in three scenarios: (i) the closing price of our common stock is greater than or equal to the lower strike price and is less than or equal to the higher strike price; (ii) the closing price of our common stock is greater than the higher strike price; and (iii) the closing price of our common stock is less than the lower strike price. In each instance under scenarios (i) and (ii), we select the settlement option at our discretion. All valuations of our common stock pursuant to the call spread options will be based on the closing price of our common stock at the end of the regular trading session on The New York Stock Exchange on the specific expiration date for a tranche of the call spread options. Each tranche expires separately from all other tranches, and thus different closing prices may apply to different tranches. We may elect different settlement options for different tranches of the call spread options and within the same tranche.

  Market Price is Greater Than or Equal to the Lower Strike Price and Less Than or Equal to the Higher Strike Price

        If the market price of our common stock on an exercise date were greater than or equal to the lower strike price and less than or equal to the upper strike price, then the tranche of the call spread options expiring on that date would be exercisable by us. The settlement options described above would produce the following results. For illustrative purposes, we provide an example of each settlement option assuming that the closing price of our common stock at each expiration date is $25.00 per share and we chose the option in question on each of those dates.

  •
  Physical Settlement Option.

    If we were to elect the physical settlement option with respect to any exercise date, upon payment of the exercise price of $20.04 per option exercisable on such date, the option sellers would deliver to us outstanding shares of common stock in an amount equal to the number of options exercisable on such date.

    At a closing price of $25.00 per share on each expiration date, we would be entitled to receive from the option sellers an aggregate of 22,954,092 outstanding shares of our common stock (equal to the number of shares that may be issued upon conversion of the notes in full) upon payment of an aggregate exercise price of $460,000,003 (the product of the per-option exercise price of $20.04, which equals the lower strike price, and the number of shares to be delivered).

    Since our common stock would have an aggregate value of $573,852,300 in this hypothetical, this payment would represent a benefit to us of $113,852,297 (which is equal to the aggregate difference between the lower strike price and the $25.00 per share market price of the shares delivered pursuant to the call spread options), and mitigates the economic dilution of conversion of the notes to that extent. It also mitigates in full the dilutive impact upon the number of shares of our common stock outstanding, as we would not be required to issue any new shares to satisfy the conversion obligation.

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  Cash Settlement Option.

    If we were to elect the cash settlement option with respect to any exercise date, the option sellers would be obligated to deliver to us cash in an amount equal to the product of the number of options exercisable on such date and the difference between the market price of our common stock at such time and the lower strike price.

    At a closing price of $25.00 per share on each expiration date, we would be entitled to receive from the option sellers $113,852,297, which is equal to the product of the number of shares covered by the call spread option (22,954,092) and $4.96, which equals the difference between the market price of $25.00 per share and the lower strike price of $20.04.

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  Net Share Settlement Option.

    If we were to elect the net share settlement option with respect to any exercise date, the option sellers would be obligated to deliver to us outstanding shares of common stock with a value equal to the cash value of the differential described under "Cash Settlement Option" above.

    At a closing price of $25.00 per share on each expiration date, we would be entitled to receive from the option sellers 4,554,091 outstanding shares of our common stock, which is equal to the number of whole shares that can be purchased for $113,852,297 (the net benefit deliverable to us under the cash settlement option) at a current market price of $25.00 per share.

        These examples demonstrate that each settlement option produces the same net economic benefit to us.

Market Price is Greater Than the Higher Strike Price

        If the market price of our common stock on an exercise date were greater than the upper strike price, then the tranche of the call spread options expiring on that date would be exercisable by us. The settlement options described above would produce the following results in this scenario. For illustrative purposes, we provide an example of each settlement option assuming that the closing price of our common stock at each expiration date is $35.00 per share and we chose the option in question on each of those dates.

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  Physical Settlement Option.

    If we were to elect the physical settlement option with respect to any exercise date, upon payment of the exercise price of $20.04 per option exercisable on such date, the option sellers would deliver to us outstanding shares of common stock in an amount equal to the difference between (a) the number of shares deliverable under the options that are exercisable on such date and (b) the product of the number of shares deliverable under the options that are exercisable on such date and a fraction the numerator of which is the market price less the higher strike price and the denominator is the market price.

    At a closing price of $35.00 per share on each expiration date, we would be entitled to receive from the option sellers an aggregate of 19,674,936 outstanding shares of our common stock upon payment of an aggregate exercise price of $460,000,003. Since our common stock would have an aggregate value of $688,622,760 in this hypothetical, this payment would represent a benefit to us of $228,622,756 (which is equal to the difference between the higher strike price and the lower strike price multiplied by the number of shares delivered pursuant to the call spread options), and mitigates the economic dilution of conversion of the notes to that extent. It also mitigates in full the dilutive impact upon the number of shares of our common stock outstanding, as we would not be required to issue any new shares to satisfy the conversion obligation.

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  Cash Settlement Option.

    If we were to elect the cash settlement option, the option sellers would be obligated to deliver to us cash in an amount equal to the product of options exercisable on such date and the difference between the higher strike price and the lower strike price.

    At a closing price of $35.00 per share on each expiration date, we would be entitled to receive from the option sellers $228,622,756, which is equal to the product of the number of shares covered by the call spread options (22,954,092) and $9.96, which equals the difference between the higher strike price of $30.00 and the lower strike price of $20.04.

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  Net Share Settlement Option.

    If we were to elect the net share settlement option, the option sellers would be obligated to deliver to us outstanding shares of common stock with a value equal to the cash value of the differential described under "Cash Settlement Option" above.

    At a closing price of $35.00 per share on each expiration date, we would be entitled to receive from the option sellers 6,532,078 outstanding shares of our common stock, which is equal to the number of whole shares that can be purchased for $228,622,756 (the net benefit deliverable to us under the cash settlement option) at a current market price of $35.00 per share.

        These examples again demonstrate that each settlement option produces the same net economic benefit to us. In addition, the net value to us under these options ($228,622,756) will be the same under any market price in excess of $30.00 per share.

Market Price is Less Than the Lower Strike Price

        If the market price of our common stock on an exercise date were less than the lower strike price, then the tranche of the call spread option expiring on that date would expire valueless and we would not receive any shares of common stock or cash from the option sellers with respect to that tranche.

Multiple Valuation Scenarios

        To the extent that market prices of our common stock on various exercise dates move above or below the thresholds described above, the value of the call spread options to us will vary accordingly. For example, assume that on eight of the twelve expiration dates, the market price of our common stock is greater than the higher strike price of $30.00, and on the other four expiration dates the market price is less than or equal to the higher strike price but greater than or equal to the lower strike price of $20.04. In this scenario, our entitlements under the call spread options would be calculated based on the different structures for these valuations described above. Alternatively, assume that on 11 of the 12 expiration dates the market value of our common stock is less than or equal to the higher strike price but greater than or equal to the lower strike price, and on the remaining day the market price is lower than the lower strike price. In this scenario, we would be entitled to receive value from the option sellers with respect to those 11 expiration days as described above, but the tranche in respect of the 12th day would expire valueless. If all options expire valueless, we would have no entitlements under the call spread options, but the market price of our common stock would be less than the conversion price of the notes and thus we would not expect holders to exercise their conversion rights.

Call Spread Options are not Components of the Notes

        The call spread options are contracts entered into by us with the option sellers, and are not part of the terms of the notes. As a holder of the notes, you will not have any rights with respect to the call spread options. In addition, the examples given above are hypothetical only, and are not intended to suggest whether we anticipate that the value of our common stock at any time will be greater or less than the conversion price of the notes.

Hedging and Related Activities by the Option Sellers

        In connection with the call spread options, we understand that the option sellers purchased shares of our common stock in secondary market transactions and will enter into various derivative transactions. We further understand that the option sellers are likely to modify their hedge positions throughout the duration of the call spread options by purchasing and selling shares of our common stock, other securities of ours or other instruments that they may wish to use in connection with such hedging. We are not aware of the specific purchases or derivative transactions, if any, that the option sellers have entered into or may enter into from time to time, and we have no ability to in any way affect whether, and if so how, they may undertake to hedge their exposures to us under the call spread options. We understand that the option sellers will conduct their hedging activities in accordance with applicable laws.

        In addition, we may from time to time buy or sell shares of our common stock for our own account, for business reasons or in connection with hedging our obligations under the notes.

DESCRIPTION OF OUR CAPITAL STOCK

        The following description of the terms of our capital stock is not meant to be complete and is qualified entirely by reference to our Restated Certificate of Incorporation, which is incorporated by reference in this prospectus. See "Where to Find More Information."

Authorized Capital Stock

        Under our certificate of incorporation, our authorized capital stock consists of (i) 1.1 billion shares of common stock, par value $.10 per share, and (ii) 10,000,000 shares of preferred stock, without par value, of which 500,000 shares have been designated Series One Junior Participating Preferred Stock. At the close of business on July 31, 2003, approximately 578,889,776 shares of our common stock were issued and outstanding and no shares of our preferred stock were issued and outstanding.

        Our board of directors is authorized to provide for the issuance from time to time of our preferred stock in series and, as to each series, to fix the designation, the dividend rate and the preferences, if any, which dividends on such series will have compared to those of any other class or series of our capital stock, the voting rights, if any, the voluntary and involuntary liquidation prices, the conversion or exchange privileges, if any, applicable to such series and the redemption price or prices and the other terms of redemption, if any, applicable to such series. Cumulative dividends, dividend preferences and conversion, exchange and redemption provisions, to the extent that some or all of these features may be present when shares of our preferred stock are issued, could have an adverse effect on the availability of earnings for distribution to the holders of our common stock or for other corporate purposes.

Common Stock

  Full Payment and Nonassessability

        The outstanding shares of our common stock are, and the shares of Computer Associates common stock issuable upon conversion of the notes will be duly authorized, validly issued, fully paid and nonassessable.

Voting Rights

        Each holder of our common stock is entitled to one vote for each share of our common stock held of record on the applicable record date on all matters submitted to a vote of stockholders.

Dividend Rights; Rights upon Liquidation

        The holders of our common stock are entitled to receive, from funds legally available for the payment thereof, dividends when and as declared by resolution of our board of directors, subject to any preferential dividend rights granted to the holders of any of our outstanding preferred stock. In the event of liquidation, each share of our common stock is entitled to share pro rata in any distribution of our assets after payment or providing for the payment of liabilities and the liquidation preference of any of our outstanding preferred stock.

Preemptive Rights

        Holders of our common stock have no preemptive rights to purchase, subscribe for or otherwise acquire any unissued or treasury shares or other securities.

Anti-Takeover Effects of Provisions of Rights Plan and Delaware Law Rights Plan

        We have a rights agreement dated as of June 18, 1991 and amended on May 17, 1995, May 23, 2001 and November 9, 2001. Generally, the rights agreement is triggered by (i) the acquisition by a third party of 20% or more of our total outstanding common stock, (ii) the determination by the board of directors and a majority of the disinterested directors that a 15% stockholder is an "Adverse Person" (one who is seeking short-term financial gain or whose ownership block is likely to have a material adverse effect on our business), (iii) any reclassification of securities or recapitalization of our securities which has the effect of increasing by 1% or more the proportionate share of our stock held by an acquiring third party or an Adverse Person, or (iv) the occurrence of self-dealing transactions by an acquiring third party or an Adverse Person. Under certain circumstances, the board may redeem the rights issued under the rights plan.

Delaware Anti-Takeover Statute

        We are subject to Section 203 of the Delaware General Corporation Law ("Section 203"), which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that such stockholder became an interested stockholder, unless: (1) prior to such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder, (2) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (x) by persons who are directors and also officers and (y) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (3) on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

        Section 203 defines the term business combination to include: (1) any merger or consolidation involving the corporation or any of its direct or indirect majority-owned subsidiaries and the interested stockholder; (2) any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation or any of its direct or indirect majority-owned subsidiaries involving the interested stockholder; (3) subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation or that subsidiary to the interested stockholder; (4) any transaction involving the corporation or any of its direct or indirect majority-owned subsidiaries that has the effect of increasing the proportionate share of the stock of any class or series of the corporation or that subsidiary beneficially owned by the interested stockholder; or (5) the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation or any of its direct or indirect majority-owned subsidiaries. In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

        The following is a summary of the material United States federal income tax consequences of the ownership and disposition of the notes and shares of common stock into which the notes are convertible (the "securities"). Unless otherwise specified, this summary addresses only holders that hold the notes and any shares of common stock into which the notes are converted as capital assets.

        As used herein, "U.S. holders" are beneficial owners of the securities, that are, for United States federal income tax purposes, (1) citizens or residents of the United States, (2) corporations created or organized in, or under the laws of, the United States, any state thereof or the District of Columbia, (3) estates, the income of which is subject to United States federal income taxation regardless of its source, or (4) trusts if (A) a court within the United States is able to exercise primary supervision over the administration of the trust and (B) one or more United States persons have the authority to control all substantial decisions of the trust. In addition, certain trusts in existence on August 20, 1996 and treated as a U.S. holder prior to such date may also be treated as U.S. holders. As used herein, "non-U.S. holders" are beneficial owners of the securities, other than partnerships, that are not U.S. holders as defined above. If a partnership (including for this purpose any entity treated as a partnership for United States federal tax purposes) is a beneficial owner of the securities, the treatment of a partner in the partnership will generally depend upon the status of the partner and upon the activities of the partnership. Partnerships and partners in such partnerships should consult their tax advisors about the United States federal income tax consequences of owning and disposing of the securities.

        This summary does not describe all of the tax consequences that may be relevant to a holder in light of its particular circumstances. For example, it does not deal with special classes of holders such as banks, thrifts, real estate investment trusts, regulated investment companies, insurance companies, dealers and certain traders in securities, or tax-exempt investors. It also does not discuss securities held as part of a hedge, straddle, "synthetic security" or other integrated transaction. This summary also does not address the tax consequences to (i) persons that have a functional currency other than the U.S. dollar, (ii) certain U.S. expatriates or (iii) shareholders, partners or beneficiaries of a holder of the securities. Further, it does not include any description of any alternative minimum tax consequences or the tax laws of any state or local government or of any foreign government that may be applicable to the securities. This summary is based on the Internal Revenue Code of 1986, as amended, the Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as of the date hereof, and all of which are subject to change or differing interpretations, possibly on a retroactive basis.

        YOU SHOULD CONSULT WITH YOUR OWN TAX ADVISOR REGARDING THE FEDERAL, STATE, LOCAL AND FOREIGN INCOME, FRANCHISE, PERSONAL PROPERTY AND ANY OTHER TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF THE SECURITIES.

Taxation of U.S. Holders

  The Notes

        This subsection describes the material United States federal income tax consequences of owning, converting and disposing of the notes. The discussion regarding United States federal income tax laws assumes that transfers of the notes and payments thereon will be made in accordance with the applicable indenture and deposit agreement.

Interest Income

        The Company may be required to pay liquidated damages in the form of additional interest on the notes if it fails to comply with certain obligations under the Registration Rights Agreement. See

"Description of the Notes—Registration Rights." If there were more than a remote likelihood that such additional interest will be paid, the notes could be subject to the rules applicable to contingent payment debt instruments, including mandatory accrual of interest in accordance with those rules. The Company believes (and this discussion assumes) that the likelihood of such an event occurring is remote. Accordingly, interest paid on the notes generally will be taxable to a U.S. holder as ordinary interest income at the time such payments are accrued or received (in accordance with the holder's regular method of tax accounting).

Notes Purchased with Market Discount

        A holder will be considered to have purchased a note with "market discount" if the holder's basis in the note immediately after purchase is less than the note's stated redemption price at maturity. A note is not treated as having market discount if the amount of market discount is de minimis. For this purpose, the amount of market discount is de minimis if it is less than the product of 0.25 percent of the stated redemption price at maturity on the purchase date multiplied by the number of complete years to maturity remaining as of such date. If the note has de minimis market discount, a holder must generally include such de minimis amount in income (as capital gain) as stated principal payments are made.

        If a note is treated as having market discount, any partial payment of principal on, or gain recognized on the maturity or disposition of, the note will generally be treated as ordinary income to the extent that such gain does not exceed the accrued market discount on the note. Alternatively, a holder of a note may elect to include market discount in income currently over the life of the note. Such an election applies to all debt instruments with market discount acquired by the electing holder on or after the first day of the first taxable year to which the election applies and may not be revoked without the consent of the Internal Revenue Service. Market discount accrues on a straight-line basis unless the holder elects to accrue such discount on a constant yield to maturity basis. This latter election is applicable only to the debt security with respect to which it is made and is irrevocable. A holder of a note that does not elect to include market discount in income currently generally will be required to defer deductions for interest on borrowings allocable to such note in an amount not exceeding the accrued market discount on such note until the maturity or disposition of such note.

Notes Purchased at a Premium

        A holder will be considered to have purchased a note at a premium if the holder's basis in the note immediately after the purchase (which does not include any amount paid in respect of accrued interest on the note) is greater than the amount payable at maturity. A holder may elect to treat such premium as "amortizable bond premium," in which case the amount of interest required to be included in the holder's income each year with respect to the note will be reduced by the amount of the amortizable bond premium allocable (generally under a constant yield method based on the holder's yield to maturity) to such year with a corresponding decrease in the holder's tax basis in the note. Any election to amortize bond premium is applicable to all debt securities (other than a tax-exempt debt security) held by the holder at the beginning of the first taxable year to which the election applies or thereafter acquired by the holder, and may not be revoked without the consent of the Internal Revenue Service.

Conversion of Notes

        If a U.S. holder converts a note and the Company delivers solely common stock (other than cash in lieu of a fractional share), such holder will generally not recognize gain or loss upon the conversion. A U.S. holder's tax basis in the common stock received on conversion of a note will be the same as the U.S. holder's adjusted tax basis in the note at the time of conversion (exclusive of any tax basis allocable to a fractional share). If cash is received in lieu of a fractional share upon conversion of a note, the holder will be treated as having received the fractional share and as having immediately sold it for an amount equal to such cash. Accordingly, the receipt of cash in lieu of a fractional share will generally result in capital gain or loss, if any, measured by the difference between the cash received for the fractional share and the U.S. holder's adjusted tax basis in the fractional share.

        If a U.S. holder converts a note and the Company delivers solely cash in satisfaction of its obligation, as described under "Description of the Notes—Conversion of Notes", such cash payment will generally be treated as a sale of the note by the U.S. holder as described below under "—Sale, Exchange or Repurchase of the Notes."

        If a U.S. holder converts a note and the Company delivers a combination of shares of common stock and cash (and such cash is not merely received in lieu of a fractional share of common stock), as described under "Description of the Notes—Conversion of Notes", the tax treatment to the holder is uncertain. A holder may be required to recognize any gain (but not loss) realized, but only to the extent such gain does not exceed the amount of cash received. In such case, a holder's basis in the common stock received in the conversion (including any basis allocable to a fractional share) would be equal to such holder's adjusted tax basis in the note, reduced by any cash received in the conversion (other than any cash received in lieu of a fractional share) and increased by the amount of any gain recognized on the conversion (other than gain with respect to a fractional share). Alternatively, the cash payment may be treated as proceeds from a sale of a portion of the note, as described below under "—Sale, Exchange or Repurchase of the Notes." In such case, a holder's basis in the note would be allocated pro rata between the common stock received (including any fractional share treated as received) and the portion of the note that is treated as sold for cash. Holders should consult their tax advisors regarding the proper treatment to them of the receipt of a combination of cash and common stock upon a conversion.

        The holding period for any common stock received in the conversion (including any fractional share treated as received) will include the holding period for the note.

Adjustment of Conversion Rate

        If at any time the Company makes a distribution of property to shareholders that would be taxable as a dividend for United States federal income tax purposes (for example, distributions of evidences of indebtedness or assets, but generally not stock dividends or rights to subscribe for common stock) and, pursuant to the anti-dilution provisions of the indenture, the conversion rate of the notes is increased, such increase may be deemed to be the payment of a taxable dividend to a U.S. holder of the notes to the extent of the Company's current and accumulated earnings and profits. If the conversion rate is adjusted at the Company's discretion or in certain other circumstances and such adjustment has the effect of increasing the holder's proportionate interest in the Company's assets or earnings, it may result in a deemed distribution to such holder. Any deemed distributions will be taxable as a dividend, return of capital, or capital gain to the U.S. holder, as described in "—The Common Stock-Dividends" below.

Sale, Exchange or Repurchase of the Notes

        A U.S. holder will generally recognize capital gain or loss equal to the difference between the amount realized on the sale, exchange, repurchase by the Company or other disposition of a note (except to the extent the amount realized is attributable to accrued interest, which will be taxable as ordinary interest income) and the holder's adjusted tax basis in such note. A holder's adjusted tax basis in the note generally will be the initial purchase price for such note less any principal payments received by the holder. In the case of a holder other than a corporation, preferential tax rates may apply to gain recognized on the sale of a note if such holder's holding period for such note exceeds one year. Subject to certain limited exceptions, capital losses cannot be applied to offset ordinary income for United States federal income tax purposes.

Information Reporting and Backup Withholding Tax

        In general, information reporting requirements will apply to payments of principal and interest on the notes and payments of the proceeds of the sale of the notes, and a backup withholding tax may apply to such payments if the holder fails to comply with certain identification requirements. Backup withholding is currently imposed at a rate of 28%. Any amounts withheld under the backup withholding rules from a payment to a holder will be allowed as a credit against such holder's United States federal income tax and may entitle the holder to a refund, provided that the required information is furnished to the Internal Revenue Service.

The Common Stock

  Dividends

        The amount of any distribution made in respect of the common stock will be equal to the amount of cash and the fair market value, on the date of distribution, of any property distributed. Generally, distributions will be treated as a dividend, to the extent of the Company's current and accumulated earnings and profits, then as a tax-free return of capital to the extent of a holder's tax basis in the common stock and thereafter as gain from the sale or exchange of such common stock as described below.

        In general, a dividend distribution to a corporate holder will qualify for the 70% dividends-received deduction. The dividends-received deduction is subject to certain holding period, taxable income, and other limitations.

        Under recently enacted legislation, dividends received by an individual taxpayer during taxable years before 2009 will be taxed at a maximum rate of 15%, provided the taxpayer held the stock for more than 60 days during a specified period of time and certain other requirements are met. Dividends received by an individual taxpayer for taxable years after 2008 will be subject to tax at ordinary income rates.

Sale or Exchange of Common Stock

        Upon the sale, exchange or other disposition of common stock, a holder generally will recognize capital gain or loss equal to the difference between (1) the amount of cash and the fair market value of any property received upon the sale or exchange and (2) such holder's adjusted tax basis in the common stock. In the case of a holder other than a corporation, preferential tax rates may apply to such gain if the holder's holding period for the common stock exceeds one year. Subject to certain limited exceptions, capital losses cannot be applied to offset ordinary income for United States federal income tax purposes.

Information Reporting and Backup Withholding Tax

        In general, information reporting requirements will apply to payments of dividends on common stock and payments of the proceeds of the sale of common stock, and a backup withholding tax may apply to such payments if the holder fails to comply with certain identification requirements. Backup withholding is currently imposed at a rate of 28%. Any amounts withheld under the backup withholding rules from a payment to a holder will be allowed as a credit against such holder's United States federal income tax and may entitle the holder to a refund, provided that the required information is furnished to the Internal Revenue Service.

Taxation of Non-U.S. Holders

  The Notes

        The rules governing United States federal income taxation of a non-U.S. holder of notes are complex and no attempt will be made herein to provide more than a summary of such rules. Special rules may apply to certain non-U.S. holders such as "controlled foreign corporations," "passive foreign investment companies" and "foreign personal holding companies." Non-U.S. holders should consult with their own tax advisors to determine the effect of federal, state, local and foreign tax laws, as well as treaties, with regard to an investment in the notes, including any reporting requirements.

Interest Income

        Generally, interest income of a non-U.S. holder that is not effectively connected with a United States trade or business is subject to a withholding tax at a 30% rate (or, if applicable, a lower tax rate specified by a treaty). However, interest income earned on a note by a non-U.S. holder will qualify for the "portfolio interest" exemption and therefore will not be subject to United States federal income tax or withholding tax, provided that such interest income is not effectively connected with a United States trade or business of the non-U.S. holder and provided that (1) the non-U.S. holder does not actually or constructively own 10% of more of the total combined voting power of the Company's stock entitled to vote; (2) the non-U.S. holder is not a controlled foreign corporation that is related to the Company through stock ownership; (3) the non-U.S. holder is not a bank which acquired the note in consideration for an extension of credit made pursuant to a loan agreement entered into in the ordinary course of business; and (4) either (A) the non-U.S. holder certifies to the payor or the payor's agent, under penalties of perjury, that it is not a United States person and provides its name, address, and certain other information on a properly executed Internal Revenue Service Form W-8BEN or a suitable substitute form or (B) a securities clearing organization, bank or other financial institution that holds customer securities in the ordinary course of its trade or business and holds the notes in such capacity, certifies to the payor or the payor's agent, under penalties of perjury, that such a statement has been received from the beneficial owner by it or by a financial institution between it and the beneficial owner, and furnishes the payor or the payor's agent with a copy thereof. The applicable United States Treasury regulations also provide alternative methods for satisfying the certification requirements of clause (4), above. If a non-U.S. holder holds the note through certain foreign intermediaries or partnerships, such holder and the foreign intermediary or partnership may be required to satisfy certification requirements under applicable United States Treasury regulations.

        If a non-U.S. holder cannot satisfy the requirements for the portfolio interest exemption as described above, payments of interest will be subject to the 30% United States federal withholding tax, unless such holder provides the payor or the payor's agent with a properly executed (1) Internal Revenue Service Form W-8BEN (or suitable substitute form) claiming an exemption from or reduction in withholding under the benefit of an applicable tax treaty or (2) Internal Revenue Service Form W-8ECI (or suitable substitute form) stating that interest paid on the note is not subject to withholding tax because it is effectively connected with a United States trade or business as discussed below.

        Except to the extent that an applicable income tax treaty otherwise provides, a non-U.S. holder generally will be taxed on a net income basis in the same manner as a U.S. holder if such non-U.S. holder is engaged in a trade or business in the United States and interest on the note is effectively connected with the conduct of such trade or business. If such non-U.S. holder is a corporation, it may be subject to an additional 30% branch profits tax (unless reduced or eliminated by an applicable treaty) on its effectively connected earnings and profits from the taxable year.

Conversion of Notes

        If a non-U.S. holder converts a note and the Company delivers solely common stock, such conversion will generally not be a taxable event. To the extent a non-U.S. holder receives cash upon conversion of a note, such non-U.S. holder will be taxed as described below under "—Sale, Exchange or Repurchase of the Notes."

Adjustment of Conversion Rate

        Certain adjustments in the conversion rate of the notes may be treated as a taxable dividend to a non-U.S. holder. See "—Taxation of U.S. Holders—The Notes—Adjustment of Conversion Rate" above and "—The Common Stock-Dividends" below.

Sale, Exchange or Repurchase of the Notes

        A non-U.S. holder generally will not be subject to United States federal income tax or withholding tax on any gain realized on the sale, exchange, repurchase by the Company or other disposition of a note unless (1) the gain is effectively connected with a United States trade or business of the non-U.S. holder, (2) in the case of a non-U.S. holder who is an individual, such holder is present in the United States for a period or periods aggregating 183 days or more during the taxable year of the disposition, and either (A) such holder has a "tax home" in the United States or (B) the disposition is attributable to an office or other fixed place of business maintained by such holder in the United States or (3) the Company is or has been a "U.S. real property holding corporation" for U.S. federal income tax purposes. The Company believes that it is not currently and does not anticipate becoming a "U.S. real property holding corporation" for United States federal income tax purposes.

        If an individual non-U.S. holder falls under clause (1) above, such individual generally will be taxed on the net gain derived from a sale in the same manner as a U.S. holder. If an individual non-U.S. holder falls under clause (2) above, such individual generally will be subject to a flat 30% tax on the gain derived from a sale, which may be offset by certain United States capital losses (notwithstanding the fact that such individual is not considered a resident of the United States). Individual non-U.S. holders who have spent (or expect to spend) 183 days or more in the United States in the taxable year in which they contemplate a sale or other disposition of a note are urged to consult their tax advisors as to the tax consequences of such sale. If a non-U.S. holder that is a foreign corporation falls under clause (1), it generally will be taxed on the net gain derived from a sale in the same manner as a U.S. holder and, in addition, may be subject to the branch profits tax on such effectively connected income at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty).

        If a non-U.S. holder subject to United States federal income tax or withholding tax on any gain realized (as described above) converts a note and receives cash or a combination of shares of common stock and cash, such holder should refer to the section entitled "—Taxation of U.S. Holders—The Notes—Conversion of the Notes" above.

Information Reporting and Backup Withholding Tax

        United States backup withholding tax will not apply to payments on the notes to a non-U.S. holder if the statement described in clause (4) of "Interest Income" is duly provided by such holder, provided that the payor does not have actual knowledge that the holder is a United States person. Information reporting requirements may apply with respect to interest payments on the notes, in which event the amount of interest paid and tax withheld (if any) with respect to each non-U.S. holder will be reported annually to the Internal Revenue Service. Information reporting requirements and backup withholding tax will not apply to any payment of the proceeds of the sale of notes effected outside the United States by a foreign office of a broker in accordance with applicable United States Treasury regulations, unless such broker (1) is a United States person as defined in the Internal Revenue Code, (2) is a foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States, (3) is a controlled foreign corporation for United States federal income tax purposes or (4) is a foreign partnership with certain U.S. connections. Payment of the proceeds of any such sale effected outside the United States by a foreign office of any broker that is described in clause (1), (2), (3) or (4) of the preceding sentence may be subject to backup withholding tax and information reporting requirements, unless such broker has documentary evidence in its records that the beneficial owner is a non-U.S. holder and certain other conditions are met, or the beneficial owner otherwise establishes an exemption. Payment of the proceeds of any such sale to or through the United States office of a broker is subject to information reporting and backup withholding requirements unless the beneficial owner of the notes provides the statement described in clause (4) of "—Interest Income" or otherwise establishes an exemption.

The Common Stock

        The rules governing United States federal income taxation of a non-U.S. holder of common stock are complex and no attempt will be made herein to provide more than a summary of such rules. Non-U.S. holders should consult with their own tax advisors to determine the effect of federal, state, local and foreign tax laws, as well as treaties, with regard to an investment in the common stock, including any reporting requirements.

Dividends

        Distributions made with respect to the common stock that are treated as dividends paid, as described above under "—Taxation of U.S. Holders—The Common Stock-Dividends," to a non-U.S. holder (excluding dividends that are effectively connected with the conduct of a United States trade or business by such holder and are taxable as described below) will be subject to United States federal withholding tax at a 30% rate (or a lower rate provided under an applicable income tax treaty). Except to the extent that an applicable income tax treaty otherwise provides, a non-U.S. holder will be taxed in the same manner as a U.S. holder on dividends paid (or deemed paid) that are effectively connected with the conduct of a United States trade or business by the non-U.S. holder. If such non-U.S. holder is a foreign corporation, it may also be subject to a United States branch profits tax on such effectively connected income at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty). Even though such effectively connected dividends are subject to income tax and may be subject to the branch profits tax, they will not be subject to United States federal withholding tax if the holder delivers a properly executed Internal Revenue Service Form W-8ECI (or successor form) to the payor or the payor's agent.

        A non-U.S. holder who wishes to claim the benefit of an applicable income tax treaty is required to satisfy certain certification and other requirements. If the non-U.S. holder is eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty, such holder may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service.

Sale or Exchange of Common Stock

        A non-U.S. holder generally will not be subject to United States federal income tax or withholding tax on the sale, exchange or other disposition of common stock unless (1) the gain is effectively connected with a United States trade or business of the non-U.S. holder, (2) in the case of a non-U.S. holder who is an individual, such holder is present in the United States for a period or periods aggregating 183 days or more during the taxable year of the disposition, and either (A) such holder has a "tax home" in the United States or (B) the disposition is attributable to an office or other fixed place of business maintained by such holder in the United States or (3) the Company is or has been a "U.S.

real property holding corporation" for United States federal income tax purposes. The Company believes that it is not currently and does not anticipate becoming a "U.S. real property holding corporation" for United States federal income tax purposes.

        If an individual non-U.S. holder falls under clause (1) above, such individual generally will be taxed on the net gain derived from a sale in the same manner as a U.S. holder. If an individual non-U.S. holder falls under clause (2) above, such individual generally will be subject to a flat 30% tax on the gain derived from a sale, which may be offset by certain United States capital losses (notwithstanding the fact that such individual is not considered a resident of the United States). Individual non-U.S. holders who have spent (or expect to spend) 183 days or more in the United States in the taxable year in which they contemplate a sale of common stock are urged to consult their tax advisors as to the tax consequences of such sale. If a non-U.S. holder that is a foreign corporation falls under clause (1), it generally will be taxed on the net gain derived from a sale in the same manner as a U.S. holder and, in addition, may be subject to the branch profits tax on such effectively connected income at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty).

Information Reporting and Backup Withholding Tax

        Dividends on common stock held by a non-U.S. holder will be subject to information reporting and may be subject to backup withholding requirements unless certain certification requirements are satisfied. United States information reporting requirements and backup withholding tax will not apply to any payment of the proceeds of the sale of common stock effected outside the United States by a foreign office of a broker in accordance with applicable Treasury regulations, unless such broker (1) is a United States person as defined in the Internal Revenue Code, (2) is a foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States, (3) is a controlled foreign corporation for United States federal income tax purposes or (4) is a foreign partnership with certain U.S. connections. Payment of the proceeds of any such sale effected outside the United States by a foreign office of any broker that is described in clause (1), (2), (3) or (4) of the preceding sentence may be subject to backup withholding tax and information reporting requirements, unless such broker has documentary evidence in its records that the beneficial owner is a non-U.S. holder and certain other conditions are met, or the beneficial owner otherwise establishes an exemption. Payment of the proceeds of any such sale to or through the United States office of a broker is subject to backup withholding tax and information reporting requirements unless the beneficial owner of the common stock certifies to the payor or the payor's agent, under penalties of perjury, that it is not a United States person and provides its name, address and certain other information on a properly executed Internal Revenue Service Form W-8BEN or a suitable substitute form or otherwise establishes an exemption.

U.S. Federal Estate Tax

        The U.S. federal estate tax will not apply to notes owned by an individual who is not a citizen or resident of the United States at the time of his or her death, provided that (1) the individual does not actually or constructively own 10% or more of the total combined voting power of the Company's stock entitled to vote and (2) interest on the note would not have been, if received at the time of death, effectively connected with the conduct of a trade or business in the United States by such individual. However, common stock held by a decedent at the time of his or her death will be included in such holder's gross estate for U.S. federal estate tax purposes unless an applicable estate tax treaty provides otherwise. Noteholders that are individuals should be aware that there have been recent amendments to the U.S. federal estate tax rules, and such holders should consult with their own tax advisors with regard to an investment in the notes and the common stock.

        THE UNITED STATES FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY AND MAY NOT BE APPLICABLE

DEPENDING UPON A HOLDER'S PARTICULAR SITUATION. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE TAX CONSEQUENCES TO THEM OF THE OWNERSHIP AND DISPOSITION OF THE SECURITIES, INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN UNITED STATES FEDERAL OR OTHER TAX LAWS.

LEGAL MATTERS

        The validity of the notes and any shares of common stock issuable upon conversion of the notes offered hereby and certain other matters have been passed upon for us by Covington & Burling, New York, New York.

EXPERTS

        The consolidated financial statements and schedule supporting such consolidated financial statements of Computer Associates International, Inc. and subsidiaries as of March 31, 2003 and 2002 and for each of the years in the three-year period ended March 31, 2003, included in Computer Associates International, Inc. and subsidiaries Annual Report on Form 10-K for the year ended March 31, 2003, have been incorporated by reference in this registration statement in reliance upon the report of KPMG LLP, independent accountants, incorporated by reference in this registration statement, and upon the authority of said firm as experts in accounting and auditing. The audit report dated May 9, 2003, contains an explanatory paragraph indicating that effective April 1, 2002, the Company adopted the provisions of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets."

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

        The following table sets forth the costs and expenses payable by Computer Associates in connection with resales of the securities being registered. All amounts are estimates subject to future contingencies except the SEC registration statement filing fee.

SEC Registration Statement Filing Fee	$37,260
Legal Fees and Expenses	50,000
Accounting Fees and Expenses	5,000
Printing Fees	40,000
Miscellaneous	4,280
Total	$136,540

*
To be provided by amendment

Item 15. Indemnification of Directors and Officers.

        Section 145 of the General Corporation Law of the State of Delaware (the "Delaware Law") empowers a Delaware corporation to indemnify any persons who are, or are threatened to be made, parties to any threatened, pending or completed legal action, suit or proceedings, whether civil, criminal, administrative or investigative (other than action by or in the right of such corporation), by reason of the fact that such person was an officer or director of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such officer or director acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests, and, for criminal proceedings, had no reasonable cause to believe his conduct was unlawful. A Delaware corporation may indemnify officers and directors in an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation in the performance of his duty. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director actually and reasonably incurred.

        In accordance with Delaware Law, the certificate of incorporation of Computer Associates contains a provision to limit the personal liability of the directors of Computer Associates for violations of their fiduciary duty. This provision eliminates each director's liability to Computer Associates or its stockholders for monetary damages except (1) for any breach of the director's duty of loyalty to Computer Associates or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) under Section 174 of the Delaware Law providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions, or (4) for any transaction from which a director derived an improper personal benefit. The effect of this provision is to eliminate the personal liability of directors for monetary damages for actions involving a breach of their fiduciary duty of care, including any such actions involving gross negligence.

        Reference is made to Section 5 of the registration rights agreement incorporated by reference as Exhibit 4.2 hereto for a description of the indemnification arrangements in connection with the registration of the notes under the Securities Act.

Item 16. Exhibits

Exhibit Number	Description
4.1	Rights Agreement dated as of June 18, 1991 between the Company and Manufacturers Hanover Trust Company(a)
4.2	Registration Rights Agreement, dated as of December 11, 2002, between Computer Associates and the Initial Purchasers(a)
4.3	Indenture between the Company and U.S. Bank National Association (as successor in interest to State Street Bank and Trust Company), as Trustee, including form of Note (a)
5.1	Opinion of Covington & Burling
*8.1	Tax Opinion of Covington & Burling, dated August 29, 2003
*10.1	Form of Call Spread Option Confirmation
*12.1	Statement Regarding Computation of Ratios
*23.1	Consent of KPMG LLP, independent accountants
*23.2	Awareness Letter of KPMG LLP, independent accountants
23.3	Consent of Covington & Burling (included in opinion filed as exhibit 5.1)
*23.4	Consent of Covington & Burling (included in opinion filed as exhibit 8.1
24.1	Power of Attorney (as set forth on the signature pages of this Registration Statement)
25.1	Statement of Eligibility of Trustee on Form T-1

*
Filed herewith; all other documents previously filed.

(a)
Incorporated by reference to our Annual Report on Form 10-K for the fiscal year ended March 31, 2003, filed with the SEC on May 14, 2003

Item 17. Undertakings

        The undersigned registrant hereby undertakes:

  (1)
  To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

  (i)
  to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

  (ii)
  to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of the securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

    (iii)
    to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

    provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

  (2)
  That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (3)
  To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by them is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing this Registration Statement on Form S-3 and has duly caused this Registration Statement on Form S-3 to be signed on its behalf by the undersigned, thereunto duly authorized in the City Islandia, State of New York, on this 29th day of August, 2003.

COMPUTER ASSOCIATES INTERNATIONAL, INC.
By:	/s/ IRA H. ZAR Name: Ira H. Zar Title: Executive Vice President and Chief Financial Officer

        Pursuant to the requirements of the Securities Act of 1933, this Registration Statement on Form S-3 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

* Sanjay Kumar	President, Chief Executive Officer and Chairman (Chief Executive Officer and Chairman)	August 29, 2003
* Russell M. Artzt	Executive Vice President and Director	August 29, 2003
* Kenneth Cron	Director	August 29, 2003
* Alfonse M. D'Amato	Director	August 29, 2003
Gary J. Fernandes	Director
* Robert E. LaBlanc	Director	August 29, 2003

* Jay W. Lorsch	Director	August 29, 2003
* Lewis Ranieri	Director	August 29, 2003
* Walter P. Schuetze	Director	August 29, 2003
* Alex Serge Vieux	Director	August 29, 2003
/s/ IRA H. ZAR Ira H. Zar Attorney-in-Fact		August 29, 2003

EXHIBIT INDEX

Exhibit Number	Description
*5.1	Opinion of Covington & Burling
8.1	Tax Opinion of Covington & Burling, dated August 29, 2003
10.1	Form of Call Spread Option Confirmation
12.1	Statement Regarding Computation of Ratios
23.1	Consent of KPMG LLP, independent accountants
23.2	Awareness Letter of KPMG LLP, independent accountants
*23.3	Consent of Covington & Burling (included in opinion filed as exhibit 5.1)
23.4	Consent of Covington & Burling (included in opinion filed as exhibit 8.1)
*24.1	Power of Attorney (as set forth on the signature pages of this Registration Statement)
*25.1	Statement of Eligibility of Trustee on Form T-1

*
Previously filed.

QuickLinks

TABLE OF CONTENTS
ABOUT THIS PROSPECTUS
SUMMARY
The Company
Our Principal Executive Offices
The Notes
RISK FACTORS
WHERE YOU CAN FIND MORE INFORMATION ABOUT US AND THIS OFFERING
FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
RATIO OF EARNINGS TO FIXED CHARGES
SELLING HOLDERS
PLAN OF DISTRIBUTION
DESCRIPTION OF THE NOTES
DESCRIPTION OF OUR CAPITAL STOCK
CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES
LEGAL MATTERS
EXPERTS
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES
EXHIBIT INDEX